UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August, 2004

Commission File Number  000-27322

                         Mountain Province Diamonds Inc.
                        --------------------------------
                 (Translation of registrant's name into English)

               21 Nesbitt Drive, Toronto, Ontario M4W 2G2, Canada
                 ----------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                    -----------------------------------------

                        NOTICE OF ANNUAL GENERAL MEETING
                    -----------------------------------------


Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Mountain Province Diamonds Inc. (the "Company") will be held on Tuesday, September 21, 2004 at The Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements of the Company for its fiscal year ended March 31, 2004;

2.   To set the number of directors at six;

3.   To elect directors for the ensuing year;

4. To appoint KPMG LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

5. To consider and, if deemed appropriate, pass a special resolution approving the alteration of the Company's Notice of Articles so as to terminate the application of the Pre-existing Company Provisions prescribed under the Business Corporations Act (British Columbia);

6. To consider and, if deemed appropriate, pass a special resolution approving the adoption of a new form of Articles for the Company;

7. To consider and, if deemed appropriate, pass a special resolution approving an increase in the authorized capital of the Company; and

8. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and a form of Proxy.

Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time required by, and to the location set out in, the notes to the Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, the name of an individual designated to act as proxyholder at the Meeting.

DATED at Vancouver, British Columbia, this 9th day of August, 2004.

                                           BY ORDER OF THE BOARD

                                           "Jan W. Vandersande"
                                           -------------------------------------
                                           Jan W. Vandersande
                                           President and Chief Executive Officer

                              INFORMATION CIRCULAR


                                     for the



                             ANNUAL GENERAL MEETING


                                       of



                         MOUNTAIN PROVINCE DIAMONDS INC.


                                  to be held on

                           TUESDAY, SEPTEMBER 21, 2004

                         MOUNTAIN PROVINCE DIAMONDS INC.

       CANADA Office:                                  USA Office:
      21 Nesbitt Drive                    3633 E. Inland Empire Blvd., Suite 465
      Toronto, Ontario                              Ontario, CA 91764
       Canada M4W 2G2                                     USA
                                               Telephone: (909) 466-1411

                    Website: http://www.mountainprovince.com
--------------------------------------------------------------------------------

                              INFORMATION CIRCULAR

          (all information as at August 9, 2004 unless otherwise noted)


                         PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Mountain Province Diamonds Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Tuesday, September 21, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

                             APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY. A proxy will not be valid unless it is completed, dated and signed and delivered to Computershare Trust Company of Canada ("Computershare"), Toronto Office, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. For general inquiries, shareholders may contact Computershare as follows:

         By Phone:         1-800-564-6253
         By Fax:           1-866-249-7775 (within North America)
         By Fax:           (416) 263-9524 (outside North America)
         By Email:         service@computershare.com

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     a) be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder. In this case, the Non-registered Holder should otherwise properly complete the Proxy and deliver it to Computershare Trust Company of Canada as provided above; or

     b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.
          Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

                              REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 950-1055 West Georgia Street, P.O. Box 11142, Vancouver, B.C., V6E 3P3, Canada, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

                             EXERCISE OF DISCRETION

If the instructions in a proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the proxy, and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

          VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 51,384,969 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on August 9, 2004 who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

.................................................................................

Shareholder Name                            Number of Shares        Percentage
                                                                         of
                                                                   Issued Shares
.................................................................................

Bottin (International) Investments Ltd. (1)    12,822,446                 24.95%
.................................................................................
(1)     Bottin (International) Investments Ltd. is controlled by Dermot Desmond.


                             EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

     (a)  the Company's chief executive officer ("CEO");

     (b)  the Company's chief financial officer ("CFO");

     (c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

     (d) any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at March 31, 2004, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, whose names and positions held within the Company are set out in the summary compensation table below.

Summary Compensation Table

The following  table is a summary of  compensation  paid to the Named  Executive
Officers for each of the Company's three most recently completed financial years.

.....................................................................................................................

                                          Annual Compensation                Long Term Compensation
.....................................................................................................................

                                                                                Awards           Payouts
                                                                       ......................... .........
                                                                       ........... ............. .........

                                                                       Securities
                                                            Other      Under       Shares or               All
                                                            Annual     Options /   Units                   Other
Name and Principal      Financial                        Compen-sation SARs        Subject to    LTIP      Compen-
Position of Named       Year        Salary      Bonus        ($)       Granted     Resale        Payouts   sation
Executive Officer       Ending        ($)        ($)                   (#)         Restrictions  ($)       ($)
                                                                                   ($)
.....................................................................................................................

Elizabeth Kirkwood      2004       Nil        Nil        30,700(1)     Nil         Nil           N/A       Nil
Chairman, Chief         2003       Nil        Nil        10,200(2)     70,000      Nil           N/A       Nil
Financial Officer and   2002       Nil        Nil        Nil           50,000      Nil           N/A       Nil
Secretary
.....................................................................................................................

Jan W. Vandersande      2004       Nil        85,856(3)  129,138 (4)   Nil         Nil           N/A       Nil
President and Chief     2003       Nil        15,390     149,665 (4)   36,000      Nil           N/A       Nil
Executive Officer       2002       Nil        Nil        207,913 (4)   225,000(5)  Nil           N/A       Nil
....................................................................................................................

(1) Of these monies, $24,950 was paid to Ms. Kirkwood as Chairperson's honorarium and $5,750 was paid for consulting fees.

(2)  Paid to Ms. Kirkwood as Chairperson's honorarium.

(3) Of this amount, $39,831 was paid to Dr. Vandersande in consideration of the termination of a consulting agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(4) These monies were paid to Dr. Vandersande pursuant to a consulting agreement. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

(5) 25,000 of these stock options were granted in consideration of the reduction of the monthly remuneration payable to Dr. Vandersande. Refer to "Termination of Employment, Change in Responsibilities and Employment Contracts" for further details.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place, and, therefore, there were no awards made under any long-term incentive plan to the Named Executive
Officers during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan providing compensation intended to motivate performance over a period of greater than one financial year, other than a plan for options, SARs (stock appreciation rights), or compensation through shares or units that are subject to restrictions on resale.

Options/SARs Granted During the Most Recently Completed Financial Year

During the most recently completed financial year, no incentive stock options or SARs (stock appreciation rights) were granted to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year, and value at the financial year end of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

............................. ............... ................. ............................ ........................

                                                                                             Value of Unexercised
                              Securities,                        Unexercised Options at      In-the-Money Options
                              Acquired on       Aggregate          Financial Year-End        at Financial Year-End
                                Exercise          Value         Exercisable/Unexercisable      ($) Exercisable /
Name                              (#)        Realized ($)(1)               (#)                 Unexercisable (2)
............................. ............... ................. ............................ ........................

Elizabeth Kirkwood               44,000           67,740               50,000/Nil                 52,000/Nil
............................. ............... ................. ............................ ........................

Jan W. Vandersande               37,000           27,750               180,000/Nil                182,000/Nil
............................. ............... ................. ............................ ........................

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those for which the market value of the underlying securities as at the most recent financial year end exceeds the option exercise price. The closing market price of the Company's shares as at March 31, 2004, (ie. financial year end) was $2.40.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of the Company's officers and key employees.

Composition of the Compensation Committee

The Company's Compensation Committee consists of Jonathan Comerford, Carl Verley, and David Whittle, all of whom are unrelated to the Company. However, compensation matters may also be reviewed and approved by the Company's entire board of directors (the "Board").

Report on Executive Compensation

The Compensation  Committee has no formal compensation policy. However executive
officers  are  compensated  in  a  manner   consistent  with  their   respective
contributions to the overall benefit of the Company.

Executive  compensation  is based  on a  combination  of  factors,  including  a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company, beginning on March 31, 2000, with the cumulative total return of the S&P/TSX Composite Index ("TSX Index") for the five most recently completed financial years of the Company.

                         Mountain Province Diamonds Inc.
                                       MPV
            Comparison of Five Year Total Common Shareholders' Return

  [GRAPHIC COMPARISON OF FIVE YEAR TOTAL COMMON SHAREHOLDERS' RETURN OMITTED]

          ............................... .......... .......... .......... .......... .......... ..........
                                            1999       2000       2001       2002       2003       2004
          ............................... .......... .......... .......... .......... .......... ..........
                       MPV                  $2.25      $1.20      $0.62      $0.84      $1.84      2.40
          ............................... .......... .......... .......... .......... .......... ..........
            S & P/TSX Composite Index     6,597.79   9,462.39   7,608.00   7,851.47   6,343.29   8,585.93
          ............................... .......... .......... .......... .......... .......... ..........

Termination of Employment, Change in Responsibilities and Employment Contracts

Jan W. Vandersande, President, CEO and a director.

Effective January 1, 2004, the Company entered into a new three-year term consulting agreement (the "Consulting Agreement") with Dr. Jan Vandersande to provide management and administrative services. Under the Consulting Agreement, the Company will pay Dr. Vandersande a fee of US$7,500 per month. The Consulting Agreement may be terminated by Dr. Vandersande at any time, provided he gives the Company at least two months' prior written notice. The Company may terminate the Consulting Agreement at any time for cause or by paying to Dr. Vandersande the sum of US$30,000 over four months.

In consideration of Dr. Vandersande entering into the Consulting Agreement and terminating his old consulting agreement dated June 1, 1997, as amended (the "Old Consulting Agreement"), the Company agreed to pay to Dr. Vandersande the sum of US$120,000, in 12 equal monthly instalments, and issue to Dr. Vandersande 60,000 common shares from the pool of shares available for stock option awards under the Company's stock option plan. The shares are to be held in escrow and released in equal monthly instalments over calendar 2004.

During calendar 2003 under the Old Consulting Agreement, the Company paid Dr. Vandersande a fee of US$8,000 per month, reduced from a fee of US$14,000 per month previously paid by the Company. In consideration of the reduction in remuneration, the Company paid to Dr. Vandersande a bonus of Cdn$61,560 in 12 equal monthly instalments. The proceeds of the bonus were used by Dr. Vandersande to exercise incentive stock options awarded under the Company's stock option plan.

Compensation of Directors

Compensation for the Named Executive Officers is disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the financial year ended March 31, 2004, other than payment of $300 to each director for each Board meeting attended. During that period, the Company paid an aggregate of $8,400 to 4 directors in this respect.

Also during the most recently completed fiscal year, the Company paid an aggregate of $21,000 for secretarial services to a third party related to a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Toronto Stock Exchange. During the most recently completed financial year, no incentive stock options were granted to directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

.............................. ............................. ............................ ...........................
       Plan Category           Number of securities to be    Weighted-average exercise      Number of securities
                                issued upon exercise of        price of outstanding       remaining available for
                                  outstanding options,         options, warrants and       future issuances under
                                  warrants and rights                 rights             equity compensation plans
                                                                                           (excluding securities
                                                                                          reflected in column (a))
                                          (a)                           (b)                       (c)
.............................. ............................. ............................ ...........................
Equity compensation plans              1,327,858                       $1.37                     4,492,060
approved by security holders
.............................. ............................. ............................ ...........................
Equity compensation plans                 N/A                           N/A                         N/A
not approved by security
holders
.............................. ............................. ............................ ...........................
Total                                  1,327,858                       $1.37                     4,492,060
.............................. ............................. ............................ ...........................

MANAGEMENT CONTRACTS

Management functions of the Company are performed by its directors and executive officers and not, by any other person with whom the Company has contracted.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company's most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An "informed person" means: (a) a director of executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the
Company;   (c)  any  person  or  company  who  beneficially  owns,  directly  or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, "Person" shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

                               NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at six for the ensuing year.

                              ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia) ("Business Corporations Act").

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

................................. ............................................. .................... ................

                                                                                                     Ownership or
  Name , Present Position(s)                                                                         Control Over
with the Company (1) and Place                                                   Date(s) Served      Voting Shares
       of Residence (3)                  Principal Occupation (2) (3)          as a Director Since     Held (3)
................................. ............................................. .................... ................

Elizabeth J. Kirkwood            Business Executive.                           September 21, 2001         Nil
Chairman of the Board, Chief
Financial Officer, Corporate
Secretary and a director of
the Company.
Canada
................................. ............................................. .................... ................

Jan. W. Vandersande              President of the Company since May 1996.      May 22, 1996             84,000
President and Chief Executive
Officer and a director of
the Company.
United States of America
................................. ............................................. .................... ................

Carl Verley (4) (5) (6)          Self-employed Geological Consultant.          December 2, 1986         105,250
Director of the Company.
Canada
................................. ............................................. .................... ................

David Whittle (4) (5) (6)        Self-employed Chartered Accountant.           November 1, 1997          1,234
Director of the Company.
Canada
................................. ............................................. .................... ................

D.H.W. (Harry) Dobson            Independent Businessman.                      November 1, 1997      1,164,923 (7)
Director of the Company.
United Kingdom
................................. ............................................. .................... ................

Jonathan Comerford (4) (5) (6)   Investment Manager at IIU Limited since       September 21, 2001         Nil
Director of the Company.         August 1995 to date.
Ireland
................................. ............................................. .................... ................

(1) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(2)  Unless  otherwise stated above, any nominees named above not elected at the
     last  annual  general  meeting  have  held  the  principal   occupation  or
     employment indicated for at least five years.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(4)  Member of the Company's Audit Committee.

(5)  Member of the Company's Compensation Committee.

(6)  Member of the Company's Corporate Governance Committee.

(7) 172,413 of these shares are held indirectly through Middlemarch Partners Limited, an unrelated/independent investment management firm, acting as Portfolio Manager.

To the best of management's knowledge, no proposed director is, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:

     (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

     (b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

     (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management's knowledge, no proposed director has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor is any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar
arrangement  or   understanding   provided  by  the  Company,   or  any  of  its
subsidiaries.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines for what it considers effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with reference to the guidelines. The Company's approach to corporate governance is set forth below, and in Schedule "A". Schedule "A", which supplements the disclosure below, lists each of the TSX's corporate governance guidelines and the Company's conformity to each guideline.

Mandate of the Board

The Board is required to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Board actively oversees the development, adoption and implementation of the Company's strategies and plans. The Board's responsibilities include:

o    the Company's strategic planning process,
o the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage risk,
o the Company's succession planning, including appointing, training and monitoring senior management,
o    the Company's major business development initiatives,
o the integrity of the Company's internal control and management information systems,
o    the Company's  policies for communicating with shareholders and others, and
o    the general review of the Company's results of operations.

The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:

o approval of the annual capital budget and any material changes to the operating budget,
o    approval of the Company's business plan,
o    acquisition of, or investments in new business,
o    changes in the nature of the Company's business,
o    changes in senior management, and
o    all matters as required under the Business Corporations Act.

The Board meets on a regularly scheduled basis and more frequently if required. During the most recently completed financial year, the Board met nine times, including six regularly scheduled meetings.

Board Composition and Independence from Management

Unrelated Directors

An "unrelated" director, under the TSX guidelines, is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the TSX guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management.

On an application of these definitions, four of the Company's six existing and proposed directors are unrelated. The related directors of the Company are Jan Vandersande, the president and chief executive officer of the Company and Elizabeth Kirkwood, the chairman, chief financial officer and secretary of the Company.

Independence of the Board from Management

The Company's corporate governance structure recognizes the value of separating the offices of chair and CEO. Jan Vandersande is the Company's president and chief executive officer and the Board is chaired by Elizabeth Kirkwood.

The Board meets as necessary in the absence of management to ensure the Board's functional independence from management.

The Company recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Size of the Board

A board of directors must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of directors and considers whether the current size and make-up of the Board promotes effectiveness and efficiency.

Board Committees

The Board has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. Each of these committees is comprised of a majority of unrelated directors. The committees, their mandates and memberships are outlined below.

Audit Committee

Composition

As of the date hereof, the Audit Committee is composed of Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors. All of the members of the Audit Committee are financially literate within the meaning of
Section 1.5 of Multilateral Instrument 52-110. The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

The text of the Company's Audit Committee Charter is attached as Appendix 1 to this Circular. The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company's auditor, for the fiscal year ended March 31, 2004, have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

"Audit Fees" are the aggregate fees billed by KPMG for the audit of the Company's consolidated annual financial statements, assistance with interim financial statements, attestation services that are provided in connection with statutory and regulatory filings or engagements, services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies and stock exchanges and other documents issued in connection with securities offerings and admissions to trading, and assistance in responding to comment letters from securities regulatory bodies, and consultations with the Company's management as to accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the securities regulatory authorities, accounting standard setting bodies, or other regulatory or standard setting bodies.

Aggregate  audit  fees  billed  in  fiscal  2004 by KPMG  were  $38,000  (2003 -
$36,600).

Audit-Related Fees

"Audit-Related Fees" are fees that are or would be charged by KPMG for presentations or training on accounting or regulatory pronouncements, due diligence services related to accounting and tax matters in connection with potential acquisitions/dispositions, advice and documentation assistance with respect to internal controls over financial reporting and disclosure controls and procedures of the Company, and if applicable, audits of financial statements of a company's employee benefit plan. There were no "Audit Related Fees" charged by KPMG during the fiscal periods ended March 31, 2004 or March 31, 2003.

Tax Fees

"Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions.

Aggregate tax fees billed in fiscal 2004 by KPMG were $17,000 (2003 - $5,000) pertaining to tax compliance and tax planning pertaining to the wind-up of Mountain Glen.

All Other Fees

There were no other fees charged by KPMG during the fiscal periods ended March 31, 2004 and 2003.

Compensation Committee

The Compensation Committee, in consultation with the president of the Company, reviews and recommends to the Board for approval all matters relating to compensation of executives of the Company. During the most recently completed financial year, the Compensation Committee met two times and is composed of Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors.

Corporate Governance Committee

The Corporate Governance Committee is responsible for developing the approach of the Company to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. During the most recently completed financial year, the Corporate Governance Committee met two times and is composed of Jonathan Comerford, Carl Verley and David Whittle, all of whom are unrelated directors.

                     APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

Changes to the Company's Articles

On March 29, 2004, the Company Act (B.C.) (the "Company Act") was replaced by the Business Corporations Act (B.C.) (the "New Act"), a more modern corporations statute. Each British Columbia company is required to file a transition application containing a Notice of Articles with the Registrar of Companies for British Columbia in order to change its constitutional documents into the forms required by the New Act. Once the transition application has been filed, the Company may adopt a new form of Articles in order to reflect and take advantage of various provisions of the New Act.

The Company intends to file its transition application before the Meeting. At the Meeting, shareholders will be requested to pass special resolutions:

     (1)  to alter the Notice of Articles to remove the  application  of certain
          provisions   described  in  the  New  Act  as  "Pre-existing   Company
          Provisions";

     (2)  thereafter, to adopt a new form of Articles; and

     (3) thereafter, to alter the Notice of Articles to change the authorized share structure of the Company from 500,000,000 Common shares to an unlimited number of Common shares.

The text of each of the proposed resolutions is set out in Appendix 2 to this Information Circular.

The "Pre-existing Company Provisions" are statutory provisions intended to preserve the application of certain provisions of the Company Act to companies formed under it until the shareholders pass a special resolution to make them inapplicable. Because the Company is a reporting issuer, the only significant Pre-existing Company Provision is the requirement that a special resolution be approved by not less than three quarters of the votes cast on the resolution. If shareholders approve the removal of the Pre-existing Company Provisions and the adoption of the proposed new Articles, as recommended by the Board, the required majority for a special resolution will be reduced from three quarters to two-thirds of the votes cast, which is consistent with other Canadian corporate statutes.

The proposed new Articles make various other minor changes to update the Company's Articles and to make them consistent with the terminology and provisions of the New Act. The only other significant changes are as follows:

     (1) the Company will be permitted to have unlimited authorized capital, which is consistent with other Canadian corporate statutes; and

     (2) the auditors' remuneration will be set by the directors, without the necessity of a resolution of the shareholders each year to approve that arrangement.

The persons named in the accompanying Proxy intend to vote in favour of the proposed special resolutions.

                             ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year. Shareholders may request copies of the Company's financial statements and MD&A by contacting the Company at 21 Nesbitt Drive, Toronto, Ontario, Canada M4W 2G2.

                                 OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVALS AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual General Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate governmental agencies, have been approved by the Board.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES (TOGETHER THE "ALBERTA ACT") FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ALBERTA ACT THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                           ON BEHALF OF THE BOARD



                                           "Jan W. Vandersande"
                                           -------------------------------------
                                           Jan W. Vandersande
                                           President and Chief Executive Officer

                                  SCHEDULE "A"

   ........................................ ............ ...............................................................

                                             Does the
          TSX Corporate Governance            Company
            Committee Guidelines             Conform?    Comments
   ........................................ ............ ...............................................................

   1        The Board should explicitly
            assume responsibility for
            stewardship of the Company
            specifically for:
   ........ ............................... ............ ...............................................................

   (a)      adoption of a strategic             Yes      The Board reviews strategic plans
            planning process                             formally on an annual basis, and
                                                         informally as required.
   ........ ............................... ............ ...............................................................

   (b)      identification of principal         Yes      The Audit Committee and the Board as
            risks, and implementing risk                 a whole have identified the Company's
            management systems                           principal risks and review those risks and the
                                                         management thereof on an ongoing basis.
   ........ ............................... ............ ...............................................................

   (c)      succession planning and             Yes      The Board as a whole has the
            monitoring senior management                 responsibility for succession planning
                                                         as it relates to senior management. The
                                                         Compensation Committee monitors the
                                                         performance of senior management generally.
                                                         The Board also reviews the performance of
                                                         senior management.
   ........ ............................... ............ ...............................................................

   (d)      communications policy               Yes      The Board, through and with the assistance
                                                         of senior management, has established
                                                         procedures  to  ensure  consistency  in  the  manner
                                                         that  communications  with shareholders and the
                                                         public are managed.

   ........ ............................... ............ ...............................................................

   (e)      integrity of internal control       Yes      The Audit Committee has responsibility for the
            and management information                   integrity of internal controls to manage information
            systems                                      systems with respect to financial matters. The
                                                         Board, through management, has established internal
                                                         control and management information systems
                                                         with respect to other operational matters.
   ........ ............................... ............ ...............................................................

   2        Majority of directors should        Yes      Only Elizabeth Kirkwood (Chairman,
            be "unrelated" (independent                  Chief Financial Officer, Corporate
            of management and free from                  Secretary and Director), and Jan Vandersande
            conflicting interest)                        (President and CEO) are related directors.
   ........ ............................... ............ ...............................................................


   ........ ............................... ............ ...............................................................

   3        Disclosure for each director        Yes      Elizabeth  Kirkwood - Related - is Chairman,  Chief  Financial
            whether he or she is related,                Officer and Corporate Secretary of the Company.
            and how that conclusion was
            reached                                      Jan  Vandersande  -  Related  - is  President  and  CEO of the
                                                         Company.

                                                         For the remainder of directors and the proposed directors, none of them or their associates have:

                                                         -    worked for the Company

                                                         -    material contracts with the Company

                                                         -    received  remuneration  from the  Company  in  excess  of
                                                              directors' fees and stock options

                                                         -    a significant shareholding or a relationship with a significant shareholder (defined under the TSX guidelines as a shareholder with the ability to exercise a majority of the votes for the
                                                              election of the board of directors)

                                                         Carl Verley - Unrelated
                                                         David Whittle - Unrelated
                                                         Harry Dobson - Unrelated
                                                         Jonathan Comerford - Unrelated
   ........ ............................... ............ ...............................................................

   4.a.     Appoint a committee                 No       The Board as a whole assesses the performance and
            responsible for appointment/                 qualification of directors and assesses and recommends potential nominees
            assessment of directors                      to the Board.
   ........ ............................... ............ ...............................................................

   4.b.     Composed exclusively of             Yes
            non-management directors,
            the majority of whom are
            unrelated
   ........ ............................... ............ ...............................................................

   5        Implement a process for             Yes      The Board as a whole reviews the overall  effectiveness of the
            assessing the effectiveness                  Board, its committees, individual directors and management.
            of the Board, its committee
            and directors
   ........ ............................... ............ ...............................................................

   6        Provide orientation and             No       Board  turnover is  relatively  rare.  As a result,  the Board
            education programs for new                   provides ad hoc orientation for new directors.
            directors
   ........ ............................... ............ ...............................................................

   7        Consider reducing size of the       Yes      The Board as a whole has reviewed the size of the Board and
            Board, with a view to                        concluded that the current number of directors is appropriate
            improving effectiveness                      to the needs of the Company at this time.
   ........ ............................... ............ ...............................................................

   8        Review compensation of              Yes      The Board as a whole  considers the  compensation of directors
            directors in light of risks                  periodically  and  brings  the  resulting  suggestions  to the
            and responsibilities                         Board for its consideration.
   ........ ............................... ............ ...............................................................


   ........ ............................... ............ ...............................................................

   9.a.     Committees should generally         Yes      All Board committees are composed  entirely of  non-management
            be composed of non-management                directors.
            directors
   ........ ............................... ............ ...............................................................

   9.b.     Majority of committee members       Yes      All Board committees are composed of a majority of
            should be unrelated                          unrelated directors.
   ........ ............................... ............ ...............................................................

   10       Appoint a committee                 Yes      The Corporate  Governance  Committee has the mandate to review
            responsible for approach to                  the Company's  compliance with these guidelines on a continual
            corporate governance issues                  basis and to consider  all matters  relevant to the  corporate governance of the Company.

   ........ ............................... ............ ...............................................................

   11.a.    Define limits to management's
            responsibilities by developing
            mandates for:
   ........ ............................... ............ ...............................................................

            i)   the Board                      Yes      Although  there is no  specific  mandate  for the  Board,  any responsibility  which is not delegated to senior management or a committee  of the Board  remains the  responsibility  of the
                                                         Board.
   ........ ............................... ............ ...............................................................

            ii)  the CEO                        Yes      The objectives of the Company, as determined annually by the Board, constitute the mandate of the CEO.
   ........ ............................... ............ ...............................................................

   11.b.    Board should approve CEO's          Yes      The CEO's corporate objectives are established annually by
            corporate objectives                         the Board in conjunction with management, including the CEO.
   ........ ............................... ............ ...............................................................

   12       Establish structures and            Yes      On occasions where it is considered  advisable,  the Board has
            procedures to enable the                     met in the absence of  management.  All Board  committees  are
            Board to function                            comprised solely of non-management members.
            independently of management
   ........ ............................... ............ ...............................................................

   13.a.    Establish an audit committee        Yes      The Audit Committee is mandated to monitor audit functions,
            with a specifically defined                  the preparation of financial statements, review press
            mandate                                      releases on financial results, review other regulatory
                                                         documents as required and meet with outside auditors independently of management.
   ........ ............................... ............ ...............................................................

   13.b.    All members should be               Yes      The Audit Committee is comprised entirely of
            non-management directors                     non-management members.
   ........ ............................... ............ ...............................................................

   14       Implement a system to enable        No       No formal system for the  engagement  of outside  advisors has
            individual directors to                      been  implemented,  however,  directors on occasion  have been
            engage outside advisors, at                  invited to seek independent  counsel at the Company's  expense
            the Company's expense                        and have  done so.  There is no  policy  in place  prohibiting this activity or  establishing  specific  guidelines as to how such arrangements are to be made.
   ........ ............................... ............ ...............................................................

                                   APPENDIX 1
                             Audit Committee Charter

1.1      Composition

The Audit Committee will be composed of at least three directors, all of whom have the ability to read and understand a balance sheet, an income statement and a cash flow statement. At least one director must be an "audit committee financial expert". Audit committee financial expert means a person who has:

          (a) an understanding of financial statements and generally accepted accounting principles;

          (b) an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

          (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

          (d)  an  understanding   of  internal   controls  and  procedures  for
               financial reporting; and

          (e)  an understanding of audit committee functions.

1.2      Purpose

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

          (a) identify and monitor the management of the principal risks that could impact the financial reporting of the Company;

          (b) monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

          (c)  make  recommendations  regarding  the  selection of the Company's
               external   auditors   (by   shareholders)   and   monitor   their
               independence and performance;

          (d) provide an avenue of communication among the external auditors, management and the Board;

          (e)  handle complaints regarding the Company's  accounting  practises;
               and

          (f) administer and monitor compliance with the Company's Ethics and Conflict of Interest Policy.

The Board and management will ensure that the Audit Committee has adequate funding to fulfill its duties and responsibilities.

1.3      External Advisors

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

1.4      Meetings

The Audit Committee will meet no less than four times per year. The Audit Committee Chair will, with input from the CEO, CFO and external auditors, prepare or approve an agenda in advance of each meeting. The CFO will act as management advisor to the Audit Committee, and will attend regular meetings. The CFO will discuss key accounting estimates and subjective adjustments for each interim period. The external auditors will also be asked to attend regular meetings. The external auditors should periodically discuss the appropriateness of accounting, including accounting alternatives and choices made by management. At the beginning or end of each regular meeting, the CFO and external auditors will be excused so that Audit Committee members may have a private session.

In addition to the regular meetings, the Audit Committee will meet privately at least annually with each of management and the external auditors, to discuss any matters that the Audit Committee or each of these groups believes should be discussed. In addition, the Audit Committee will communicate with management and the external auditors quarterly to review the Company's interim financial statements and significant findings based upon the external auditors' review procedures.

The Audit Committee will maintain minutes of meetings and periodically report to the Board on significant results of its activities.

1.5      Review Procedures

The Audit Committee's duty and responsibility to monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance includes:

          (a) reviewing the Company's annual audited financial statements and related documents prior to filing or distribution. The review should include discussion with management and external auditors of significant issues regarding accounting principles, practices and significant management estimates and judgments;

          (b)  annually,  in consultation with management and external auditors:
               (i) considering the integrity of the Company's financial reporting processes and controls; (ii) discussing significant financial risk exposures and the steps management has taken to monitor, control and report such exposures and reviewing the adequacy of such internal controls; and (iii) reviewing significant findings prepared by the external auditors together with management's responses, including the status of previous recommendations;

          (c)  reviewing   the   effectiveness   of  the  overall   process  for
               identifying the principal risks affecting financial reporting and providing the Audit Committee's view to the Board; and

          (d) reviewing with management and the external auditors the Company's quarterly financial statements prior to filing or distribution and discussing with them any significant changes to the Company's accounting principles.

1.6      External Auditors

The external auditors are ultimately accountable to the Audit Committee and the Board, as representatives of the shareholders. The external auditors will report directly to the Audit Committee. The Audit Committee will:

          (a) review the independence and performance of the external auditors and annually recommend to the shareholders the appointment of the external auditors or approve any discharge of external auditors when circumstances warrant;

          (b) approve the fees and other significant compensation to be paid to the external auditors;

          (c) on an annual basis, review and discuss with the external auditors all significant relationships they have with the Company that could impair the external auditors' independence;

          (d) review the external auditors' audit plan to see that it is sufficiently detailed and covers any significant areas of concern that the Audit Committee may have;

          (e) before or after the financial statements are issued, discuss certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

          (f) consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in the Company's financial reporting;

          (g) resolve any disagreements between management and the external auditors regarding financial reporting;

          (h) approve in advance all audit services and any non-prohibited non-audit services to be undertaken by the external auditors for the Company; and

          (i)  receive from the external auditors timely reports of:

               (i)  all critical accounting policies and practises to be used;

               (ii) all alternative  treatments of financial  information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors; and

               (iii)other material written  communications  between the external auditors and management.

1.7      Legal Compliance

On at least an annual basis, the Audit Committee will review with the Company's legal counsel any legal matters that could have a significant impact on the organization's financial statements, the Company's compliance with applicable laws and regulations and inquiries received from regulators or governmental agencies.

1.8      Complaints

Individuals are strongly encouraged to approach a member of the Audit Committee with any complaints or concerns regarding accounting, internal accounting controls or auditing matters. An employee of the Company who is concerned about questionable accounting or auditing manners may submit a detailed written complaint, on a no-names basis, to the Chair of the Audit Committee. Upon receiving a verbal or written complaint, the Audit Committee will conduct a prompt, thorough and fair examination, document the situation and, if appropriate, recommend to the Board appropriate corrective action.

To the extent practicable, all complaints will be kept confidential. The Company will not condone any retaliation for a complaint made in good faith.

                                   APPENDIX 2
                           Text of Special Resolutions

(1)      Alteration of Notice of Articles

WHEREAS:

A. Pursuant to the British Columbia Business Corporations Act (the "Act"), the Company, as a pre-existing British Columbia company, has filed a Transition Application, containing a Notice of Articles, with the Registrar of Companies;

B. The Notice of Articles contains a statement that the Pre-existing Company Provisions apply to the Company;

C. It is now expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions:

RESOLVED, as special resolutions, that:

     1. the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions; and

     2. the solicitors for the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect that change.

(2)      Alteration of Articles

WHEREAS it is expedient for the Company to adopt a new form of Articles in order to reflect and take advantage of various positions of the Act;

RESOLVED, as special resolutions, that once the Company has filed with the Registrar of Companies a Notice of Alteration to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions:

     1. the existing Articles of the Company be deleted in their entirety and that the form of Articles attached hereto as Schedule A be adopted as the Articles of the Company; and

     2. the alterations made to the Company's Articles shall take effect upon deposit of this resolution at the Company's record office.

(3)      Increase in Authorized Capital

WHEREAS it is expedient for the Company to alter its Notice of Articles to increase its authorized capital;

RESOLVED, as special resolutions, that:

     1. the Notice of Articles of the Company be altered to change the authorized share structure from 500,000,000 Common shares without par value to an unlimited number of Common shares without par value; and

     2. the solicitors for the Company are authorized and directed to file the Notice of Alteration with the Registrar of Companies to effect that change.

                                   SCHEDULE A



                                    ARTICLES

                                     - of -

                         MOUNTAIN PROVINCE DIAMONDS INC.
                           (Incorporation No. 553442)

                                TABLE OF CONTENTS

PART 1 INTERPRETATION.............................................................................................2
PART 2 SHARES AND SHARE CERTIFICATES..............................................................................3
PART 3 ISSUE OF SHARES............................................................................................4
PART 4 SHARE REGISTERS............................................................................................4
PART 5 TRANSFER OF SHARES.........................................................................................5
PART 6 TRANSMISSION OF SHARES.....................................................................................6
PART 7 ALTERATION OF AUTHORIZED SHARE STRUCTURE, ARTICLES AND NOTICE OF ARTICLES..................................6
PART 8 PURCHASE OF SHARES.........................................................................................8
PART 9 BORROWING POWERS...........................................................................................8
PART 10 SHAREHOLDER MEETINGS......................................................................................9
PART 11 PROCEEDINGS AT MEETINGS OF SHAREHOLDERS..................................................................10
PART 12 VOTES OF SHAREHOLDERS....................................................................................12
PART 13 DIRECTORS................................................................................................15
PART 14 ELECTION AND REMOVAL OF DIRECTORS........................................................................16
PART 15 ALTERNATE DIRECTORS......................................................................................17
PART 16 POWERS AND DUTIES OF DIRECTORS...........................................................................18
PART 17 DISCLOSURE OF INTEREST OF DIRECTORS AND SENIOR OFFICERS..................................................19
PART 18 PROCEEDINGS OF DIRECTORS.................................................................................20
PART 19 EXECUTIVE AND OTHER COMMITTEES...........................................................................22
PART 20 OFFICERS.................................................................................................23
PART 21 INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES............................................23
PART 22 DIVIDENDS AND RESERVE....................................................................................24
PART 23 DOCUMENTS, RECORDS AND REPORTS...........................................................................25
PART 24 NOTICES..................................................................................................25
PART 25 SEAL.....................................................................................................26
PART 26 PROHIBITIONS.............................................................................................27

                            BUSINESS CORPORATIONS ACT

                                    ARTICLES

                         MOUNTAIN PROVINCE DIAMONDS INC.
                           (Incorporation No. 553442)

                                     PART 1
                                 INTERPRETATION

1.1. In these Articles, unless the context otherwise requires:

     (a) "Business Corporations Act" means the Business Corporations Act (British Columbia) or any re-enactment, replacement or amendment of such Act in force from time to time, and includes all regulations and amendments thereto made pursuant to that Act;

     (b) "Directors", "Board of Directors" or "Board" means the Directors or, if the Company has only one Director, the Director of the Company for the time being;

     (c) "legal personal representative" means the personal or other legal representative of the shareholder;

     (d)  "month" means calendar month;

     (e) "registered address" of a Director means the address of the Director recorded in the register of directors of the Company;

     (f) "registered address" of a shareholder means the address of the shareholder recorded in the central securities register of the Company;

     (g) "registered owner" or "registered holder" or "holder" when used with respect to a share of the Company means the person registered in the central securities register of the Company in respect of such share;

     (h) "regulations" means the regulations from time to time in force and made pursuant to the Business Corporations Act; and

     (i)  "seal" means the common seal of the Company, if any.

1.2 Expressions referring to writing shall be construed as including printing, lithography, typewriting, photography, photocopying, facsimile transmission, electronic media and all other modes of representing or reproducing words in a visible form.

1.3 Words importing the singular include the plural and vice versa and words importing a male person include a female person and a corporation.

1.4 The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act (British Columbia) shall, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act (British Columbia), the definition in the Business Corporations Act shall prevail.

1.5 The provisions contained in Table 1 to the Business Corporations Regulation shall not apply to the Company.

                                     PART 2
                         SHARES AND SHARE CERTIFICATES

2.1 The authorized share structure of the Company shall consist of shares of a class or classes, which may be divided into one or more series, as described in the Notice of Articles of the Company. Each class of issued shares shall be evidenced by a distinct form of certificate. Every share certificate issued by the Company shall be in such form as the Directors may approve from time to time and shall comply with, and be signed as required by, the Business Corporations Act.

2.2 Every shareholder is entitled, without charge, to (a) one certificate representing the share or shares of each class held by him; or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a certificate, provided that in respect of a share or shares held jointly by several shareholders, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all. The Company shall not be bound to issue certificates representing redeemable shares if such shares are to be redeemed within one month of the date on which they were allotted.

2.3 Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any transfer agent shall be liable for any loss occasioned to the shareholder resulting from the loss or theft of any such share certificate or acknowledgement so sent.

2.4 If a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate:

     (a) is worn out or defaced, the Directors may, upon production to the Company of the certificate or the acknowledgment and upon such other terms, if any, as they may think fit, order the certificate or acknowledgment to be cancelled and issue a new certificate or acknowledgment in lieu thereof; or

     (b) is lost, stolen or destroyed, the Directors may, upon proof thereof to their satisfaction and upon such indemnity, if any, being given as they consider adequate, issue a new share certificate or acknowledgment in lieu thereof to the person entitled to such lost, stolen or destroyed certificate or acknowledgment.

2.5 If a share certificate represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Directors shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

2.6 If a shareholder owns shares of a class or series represented by more than one share certificate and surrenders the certificates to the Company with a written request that the Company issue in his name one certificate representing in the aggregate the same number of shares as the certificates so surrendered, the Directors shall cancel the certificates so surrendered and issue in lieu thereof a certificate in accordance with such request.

2.7 The Directors may from time to time determine the amount of a charge, not exceeding an amount prescribed by the Business Corporations Act or the regulations, to be imposed for each certificate issued pursuant to Articles 2.4, 2.5 and 2.6.

2.8 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except as provided by law, statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

                                     PART 3
                                 ISSUE OF SHARES

3.1 Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the shares of the Company shall be under the control of the Directors, who may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including Directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the Directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2 The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for shares of the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares. The Directors shall determine, in their sole discretion, what is reasonable in the circumstances.

3.3 The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4 Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. A document evidencing indebtedness of the allottee is not property for the purpose of this Article 3.4. The value of property or services for the purpose of this Article 3.4 shall be the value determined by the Directors by resolution to be, in all the circumstances of the transaction, no greater than the fair market value thereof. The full consideration received for a share issued by way of dividend shall be the amount determined by the Directors to be the amount of the dividend.

3.5 Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the Directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

                                     PART 4
                                 SHARE REGISTERS

4.1 The Company shall maintain at its records office or at another location in British Columbia designated by the Directors a central securities register as required by the Business Corporations Act. The Company may maintain branch securities registers at any locations inside or outside British Columbia designated by the Directors. The Directors may appoint one or more trust companies or other persons authorized by the Business Corporations Act (as the case may be, a "trust company") to maintain the aforesaid central securities register and branch securities registers. The Directors may also appoint one or more trust companies, including the trust company which keeps the central securities register, as transfer agent for its shares or any class or series thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or any class or series thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2  The Company shall not at any time close its central securities register.

                                     PART 5
                               TRANSFER OF SHARES

5.1  A transfer of a share of the Company must not be registered unless:

     (a) a duly signed instrument of transfer in respect of the share has been received by the Company;

     (b)  if a share  certificate  has been  issued by the Company in respect of
          the  share  to  be  transferred,   that  share  certificate  has  been
          surrendered to the Company; and

     (c) if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2 The instrument of transfer shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. If the Directors so require, each instrument of transfer shall be in respect of only one class of shares. Except to the extent that the Business Corporations Act may otherwise provide, the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the central securities register or a branch securities register in respect thereof.

5.3 The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register in the name of the transferee as named in the instrument of transfer the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register, in the name of the person on whose behalf the instrument is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates or set out in all written acknowledgments deposited with the instrument of transfer.

5.4 The Company and its Directors, officers and agents shall not be bound to enquire into nor as to the title of the person named in the form of transfer as transferee or, if no person is named therein as transferee, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered, or be liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, or any interest in the shares, or any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

                                     PART 6
                             TRANSMISSION OF SHARES

6.1 In the case of the death of a shareholder, the survivor or survivors where the deceased was a joint registered holder of shares, and the legal personal representative of the deceased shareholder where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative the Directors may require him to produce a Court certified copy of a grant of probate or letters of administration, or grant of representation, will, order or other instrument or other evidence of the death under which title to the shares is claimed to vest, and produce such documents and do such things as the Business Corporations Act requires.

6.2 Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, as the case may be, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents and steps required in that regard by the Business Corporations Act shall have been deposited with the Company.

6.3 Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Company as the Business Corporations Act requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, have the right either to be registered as a shareholder in his representative capacity in respect of such share or, if he is a personal representative or trustee in bankruptcy, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. Notwithstanding the foregoing, the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

                                     PART 7
    ALTERATION OF AUTHORIZED SHARE STRUCTURE, ARTICLES AND NOTICE OF ARTICLES

7.1 Subject to Article 7.6 and the provisions of the Business Corporations Act, the Directors may by resolution change the authorized share structure of the Company by:

     (a)  creating one or more classes or series of shares;

     (b) increasing, reducing or eliminating the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

     (c) establishing a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

     (d) subdividing all or any of the unissued, or fully paid issued, shares of the Company with par value into shares of smaller par value;

     (e) subdividing all or any of the unissued, or fully paid issued, shares of the Company without par value;

     (f) consolidating all or any of the unissued, or fully paid issued, shares of the Company with par value into shares of larger par value;

     (g) consolidating all or any of the unissued, or fully paid issued, shares of the Company without par value;

     (h) if the Company is authorized to issue shares of a class of shares with par value:

          (i)  decrease the par value of those shares; or

          (ii) increase the par value of those shares if none of the shares of that class of shares are allotted or issued;

     (i) eliminate any class or series of shares of the Company if none of the shares of that class or series of shares are allotted or issued;

     (j) change all or any of the unissued, or fully paid issued, shares of the Company with par value into shares without par value;

     (k) change all or any of the unissued shares without par value into shares of the Company with par value;

     (l)  alter the identifying name of any of the shares of the Company; and

     (m) otherwise alter the authorized share structure of the Company when required or permitted to do so by the Business Corporations Act.

7.2 The Directors may, by resolution, authorize and cause the Company to alter its Notice of Articles to reflect any change in the authorized share structure of the Company pursuant to Article 7.1 or otherwise.

7.3  The Company may, by ordinary resolution:

     (a) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

     (b) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

7.4 The Company may, by ordinary resolution, alter these Articles to reflect any such creation and attachment, variation or deletion of special rights or restrictions pursuant to Article 7.3.

7.5 Notwithstanding anything else contained in this Part 7, no right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution of those shareholders.

7.6 Notwithstanding Article 7.1, if any change in the authorized share structure of the Company would result in a right or special right attached to issued shares being prejudiced or interfered with, special rights or restrictions being created and attached to a class or series of shares or special rights and restrictions being varied or deleted from a class or series of shares, the change must be authorized as provided for in Articles
     7.4 and 7.5.

7.7 Unless a different type of resolution is required by the Business Corporations Act or these Articles, the Directors may by resolution authorize and cause the Company to make any alterations to its Notice of Articles or these Articles. Without limiting the generality of the foregoing, the Directors may by resolution authorize and cause the Company to alter its Notice of Articles in order to change its name.

7.8 Unless these Articles otherwise provide, the provisions of these Articles relating to shareholder meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting but the quorum at a class meeting or series meeting shall be one person holding or representing by proxy one-third of the shares affected.

                                     PART 8
                               PURCHASE OF SHARES

8.1 Subject to the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, by a resolution of the Directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution. The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that the Company is insolvent or that making the payment or providing the consideration would render the Company insolvent.

8.2 If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share but, while such share is held by the Company, the Company:

     (a)  is not entitled to vote the share at a meeting of its shareholders;

     (b)  must not pay a dividend in respect of the share; and

     (c)  must not make any other distribution in respect of the share.

                                     PART 9
                                BORROWING POWERS

9.1 The Directors may from time to time in their discretion authorize and cause the Company to:

     (a) borrow money in such amount, in such manner, on such security, from such sources and upon such terms and conditions as they think fit;

     (b) guarantee the repayment of money borrowed by any person or the performance of any obligation of any person;

     (c) issue bonds, debentures, notes and other debt obligations either outright or as continuing security for any indebtedness or liability, direct or indirect, or obligations of the Company or of any other person; and

     (d) mortgage, charge (whether by way of a specific or floating charge), grant a security interest in or give other security on the undertaking or on the whole or any part of the property and assets of the Company, both present and future.

9.2 Any bonds, debentures, notes or other debt obligations of the Company may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at meetings of the shareholders of the Company, appointment of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

                                     PART 10
                              SHAREHOLDER MEETINGS

10.1 Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the Directors.

10.2 If all the shareholders who are entitled to vote at an annual general meeting consent by unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3 The  Directors  may,   whenever  they  think  fit,  convene  a  meeting  of
     shareholders.

10.4 The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether or not previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

     (a)  if and for so long as the Company is a public company, 21 days; and

     (b)  otherwise, 10 days.

10.5 The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.6 The  Directors  may set a date  as the  record  date  for  the  purpose  of determining the shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. local time at the place of the Company's records office on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7 If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

     (a)  state the general nature of the special business; and

     (b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document shall be available for inspection by shareholders:

          (i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

          (ii) during statutory business hours on any one or more specified days before the date set for the holding of the meeting.

                                     PART 11
                     PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1 At a meeting of shareholders, the following business is special business:

     (a) at an annual general meeting, all business is special business with the exception of the conduct of and voting at such meeting, consideration of the financial statements and any reports of the Directors or auditor, fixing or changing the number of Directors, the election or appointment of Directors, the appointment of an auditor, fixing of the remuneration of the auditor, business arising out of a report of the Directors not requiring the passing of a special resolution or an exceptional resolution and any other business which, under these Articles or the Business Corporations Act may be transacted at a meeting of shareholders without prior notice thereof being given to the shareholders; and

     (b) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting.

11.2 The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3 No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but a quorum need not be present throughout the meeting.

11.4 Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders then the quorum is one person who is, or who represents by proxy, that shareholder and that shareholder, present in person or by proxy, may constitute the meeting.

11.5 The Directors, the senior officers of the Company, the solicitor of the Company, the auditor of the Company (if any) and any other persons invited by the directors are entitled to attend any meeting of shareholders, but no such person shall be counted in the quorum or be entitled to vote at any meeting of the shareholders unless that person is a shareholder or proxy holder entitled to vote at such meeting.

11.6 If within half an hour following the time appointed for a meeting of shareholders, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case the meeting shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour following the time appointed for the meeting, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting shall be a quorum.

11.7 The Chair of the Board or in his absence, or if there is no Chair of the Board, the President or in his absence, or if there is no President, a Vice-President, if any, shall be entitled to preside as chair at every meeting of the shareholders of the Company.

11.8 If at any general meeting neither the Chair of the Board nor the President nor a Vice-President is present within 15 minutes after the time appointed for holding the meeting or if any of them is present and none of them is willing to act as chair, or if they have advised the Secretary (if any) or any director present at the meeting that they shall not be present at the meeting, the Directors present shall choose one of their number to be chair, or if all the Directors present decline to take the chair or shall fail to so choose or if no Director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.9 The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

11.10 No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair may propose or second a motion.

11.11 Subject to the provisions of the Business Corporations Act, every motion or questions put to a vote at a meeting of shareholders shall be decided on a show of hands, unless (before or on the declaration of the result of the show of hands) a poll is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. The chair shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the record of proceedings of the Company. A declaration by the chair that a motion or question has been carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under this Article 11.11, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against that motion or question.

11.12 The chair of the meeting shall be entitled to vote any shares carrying the right to vote held by him but in the case of an equality of votes, whether on a show of hands or on a poll, the chair shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

11.13 No poll may be demanded on the election of a chair. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the chair, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chair of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn by the person who demanded it. In any dispute as to the admission or rejection of a vote the decision of the chair made in good faith shall be final and conclusive.

11.14 The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxy holder entitled to vote at the meeting. At the end of such three month period the Company may destroy such ballots and proxies.

11.15 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

11.16 Unless the Business Corporations Act or these Articles otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

                                     PART 12
                              VOTES OF SHAREHOLDERS

12.1 Subject to any special rights or restrictions attached to any shares and the restrictions as to voting on joint registered holders of shares, on a show of hands every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote and on a poll every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2 Any person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the Directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3 Any corporation, not being a subsidiary of the Company, which is a shareholder of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of shareholders of the Company, and:

     (a)  for that purpose, the instrument appointing a representative must:

          (i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

          (ii) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

     (b)  if a representative is appointed under this Article 12.3:

          (i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

          (ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages in any medium.

12.4 In the case of joint shareholders registered in respect of any share:

     (a) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

     (b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share shall be counted.

Two or more legal personal representatives of a shareholder in whose sole name any share is registered in his sole name shall for the purpose of this Article 12.4, be deemed joint registered holders.

12.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis, or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxy holder.

12.6 Articles 12.7 to 12.14 do not apply to the Company if and for so long as it is a public company.

12.7 Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. A shareholder may also appoint one or more alternate proxy holders to act in the place and stead of an absent proxy holder.

12.8 A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

     (a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.3;

     (b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

     (c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.9 A proxy for a meeting of shareholders must:

     (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

     (b) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages in any medium.

12.10 A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

     (a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

     (b)  by the chair of the meeting, before the vote is taken.

12.11 A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the Directors or the chair of the meeting:

                         Mountain Province Diamonds Inc.
                                 (the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the shareholder): _____________________

                                                  ------------------------------
                                                  Signed [month, day, year]


                                                  ------------------------------
                                                  [Signature of shareholder]


                                                  ------------------------------
                                                  [Name of shareholder--printed]

12.12 Subject to Article 12.13, every proxy may be revoked by an instrument in writing that is:

     (a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

     (b)  provided, at the meeting, to the chair of the meeting.

12.13 An instrument referred toin Article 12.12 must be signed as follows:

     (a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his legal personal representative or trustee in bankruptcy; or

     (b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.3.

12.14 The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

                                     PART 13
                                    DIRECTORS

13.1 The first Directors are the persons designated as Directors of the Company in the Notice of Articles that applies to the Company when the Company is recognized under the Business Corporations Act. The number of Directors, excluding additional Directors appointed under Article 14.12, is set at:

     (a) subject to paragraphs (b) and (c), that number of Directors equal to the number of the Company's first Directors;

     (b) if the Company is a public company, the greater of three and the most recently set of:

          (i) the number of Directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

          (ii) the number of directors set under Article 14.5;

     (c)  if the Company is not a public company, the most recently set of:

          (i) the number of Directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

          (ii) the number of Directors set under Article 14.5.

13.2 If the number of Directors is set under Articles 13.1(b)(i) or 13.1(c)(ii):

     (a) the shareholders may elect or appoint the Directors needed to fill any vacancies in the board of Directors up to that number; or

     (b) if the shareholders do not elect or appoint the Directors needed to fill any vacancies in the board of Directors up to that number contemporaneously with the setting of that number, then the Directors may appoint, or the shareholders may elect or appoint, Directors to fill those vacancies.

13.3 An act or proceeding of the Directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles are in office.

13.4 A Director is not required to hold a share in the capital of the Company as qualification for his office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5 The Directors are entitled to the remuneration for acting as Directors, if any, as the Directors may from time to time determine. If and for so long as the Directors so decide from time to time, or as they may rescind such decisions from time to time, the remuneration of the Directors, if any, may be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a Director. The Company must reimburse each Director for the reasonable expenses that he may incur in and about the business of the Company. If a Director performs any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid remuneration to be fixed by the Board, or, at the option of such Director, by ordinary resolution, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive. Unless otherwise determined by ordinary resolution, the Directors on behalf of the Company may pay a gratuity, pension or retirement allowance to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

                                     PART 14
                        ELECTION AND REMOVAL OF DIRECTORS

14.1 At each annual general meeting and in every unanimous resolution contemplated by Article 10.2 of the Company, all the Directors shall retire and the shareholders entitled to vote at the meeting shall elect, or in the unanimous resolution appoint, a Board of Directors consisting of the number of Directors for the time being fixed pursuant to these Articles.

14.2 A retiring Director shall be eligible for re-election or re-appointment.

14.3 No election, appointment or designation of an individual as a Director is valid unless:

     (a) that individual consents to be a Director in the manner provided for in the Business Corporations Act;

     (b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a Director; or

     (c) with respect to first Directors, the designation is otherwise valid under the Business Corporations Act.

14.4 Where the Company fails to hold an annual general meeting and the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, or where the shareholders fail at the annual general meeting or in the unanimous resolution contemplated by Article 10.2 to elect or appoint any Directors, then each Director then in office continues to hold office until the earlier of the date on which his successor is elected or appointed and the date on which he otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.5 If at any meeting of shareholders at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as may be requested by the newly elected Directors shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a meeting of shareholders convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles such number shall be fixed at the number of Directors actually elected or continued in office.

14.6 Any casual vacancy occurring in the Board of Directors may be filled by the remaining Directors or Director.

14.7 The Directors may act notwithstanding any vacancy in the Board, but if the Company has fewer Directors in office than the number set pursuant to these Articles as the quorum of Directors, the Directors may only act for the purpose of appointing Directors up to that number or summoning a meeting of shareholders for the purpose of filling any vacancies on the Board or, subject to the Business Corporations Act, for any other purpose.

14.8 If the Company has no Directors or fewer Directors in office than the number set pursuant to these Articles as the quorum of Directors, the shareholders may elect or appoint Directors to fill any vacancies on the Board.

14.9 A Director ceases to be a Director when:

     (a)  the term of office of the Director expires;

     (b)  the Director dies;

     (c) the Director resigns his office by notice in writing provided to the Company or to a lawyer for the Company; or

     (d) the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10 The Directors may by resolution remove any Director before the expiration of his term of office and may by resolution appoint another person in his stead.

14.11 The Directors may remove any Director before the expiration of his term of office if the Director is convicted of an indictable offence, or if the Director ceases to be qualified to act as a director of a company under the Business Corporations Act and does not promptly resign, and the Directors may appoint a Director to fill the resulting vacancy.

14.12 Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the Directors may appoint one or more additional Directors but the number of additional Directors shall not at any time exceed:

     (a) 1/3 of the number of first Directors, if, at the time of the appointments, one or more of the first Directors have not yet completed their first term of office; or

     (b) in any other case, 1/3 of the number of the current Directors who were elected or appointed as Directors other than under this Article 14.12.

Any Director so appointed ceases to hold office immediately before the next election or appointment of Directors under Article 14.1, but is eligible for re-election or re-appointment.

                                     PART 15
                               ALTERNATE DIRECTORS

15.1 Any Director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his alternate to act in his place at meetings of the Directors or committees of the Directors at which the appointor is not present unless (in the case of an appointee who is not a Director) the Directors have reasonably disapproved the appointment of such person as an alternate Director and have given notice to that effect to his appointor within a reasonable time after the notice of appointment is received by the Company.

15.2 Every alternate Director so appointed is entitled to notice of meetings of the Directors and of committees of the Directors of which his appointor is a member and to attend and vote as a Director at any such meetings at which his appointor is not present.

15.3 A person may be appointed as an alternate Director by more than one Director, and an alternate Director:

     (a) shall be counted in determining the quorum for a meeting of Directors once for each of his appointors and, in the case of an appointee who is also a Director, once more in that capacity;

     (b) has a separate vote at a meeting of Directors for each of his appointors and, in the case of an appointee who is also a Director, an additional vote in that capacity;

     (c) shall be counted in determining the quorum for a meeting of a committee of Directors once for each of his appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a Director, once more in that capacity; and

     (d) has a separate vote at a meeting of a committee of Directors for each of his appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a Director, an additional vote in that capacity.

15.4 Every alternate Director, if authorized by the notice appointing him, may sign in place of his appointor any resolutions to be consented to in writing.

15.5 Every alternate Director is deemed not to be the agent of his appointor.

15.6 An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate Director appointed by him.

15.7 The appointment of an alternate Director ceases when:

     (a) his appointor ceases to be a Director and is not promptly re-elected or re-appointed;

     (b)  the alternate Director dies;

     (c) the alternate Director resigns as an alternate Director by notice in writing provided to the Company or a lawyer for the Company;

     (d)  the alternate Director ceases to be qualified to act as a director; or

     (e)  his appointor revokes the appointment of the alternate Director.

15.8 The Company may reimburse an alternate Director for the reasonable expenses that would be properly reimbursed if he were a Director, and the alternate Director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct, but payment of such remuneration in every case to the appointor by the Company is a good and sufficient discharge of the Company's obligations in that regard and the Company need not enquire into or be concerned with the state of account between appointor and appointee.

                                     PART 16
                         POWERS AND DUTIES OF DIRECTORS

16.1 The Directors must, subject to the Business Corporations Act and these Articles, manage, or supervise the management of, the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2 The Directors may from time to time by power of attorney or other instrument under the seal of the Company (if such seal is so required by law) appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the Directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

                                     PART 17
             DISCLOSURE OF INTEREST OF DIRECTORS AND SENIOR OFFICERS

17.1 A Director or senior officer who has, directly or indirectly, a material interest in an existing or proposed material contract or transaction of the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director or senior officer, shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director or senior officer, as the case may be, in accordance with the provisions of the Business Corporations Act. A Director shall not vote in respect of any such proposed material contract or transaction and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Notwithstanding the foregoing, if all of the Directors have a material interest in a proposed material contract or transaction, any or all of those Directors may vote on a resolution to approve the contract or transaction.

17.2 Subject to the provisions of the Business Corporations Act, a Director or senior officer need not disclose an interest in the following types of contracts and transactions, and a Director need not refrain from voting in respect of the following types of contracts and transactions:

     (a) a contract or transaction where both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

     (b) a contract or transaction where the Company is a wholly owned subsidiary of the other party to the contract or transaction;

     (c) a contract or transaction where the other party to the contract or transaction is a wholly owned subsidiary of the Company;

     (d) a contract or transaction where the Director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary;

     (e) an arrangement by way of security granted by the Company for money loaned to, or obligations undertaken by, the Director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;

     (f) a loan to the Company, which a Director or senior officer or a specified corporation or a specified firm in which he has a material interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

     (g) any contract or transaction made or to be made with, or for the benefit of a corporation that is affiliated with the Company and the Director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation;

     (h) any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company;

     (i) determining the remuneration of the Director or senior officer in that person's capacity as Director, officer, employee or agent of the Company or an affiliate of the Company;

     (j) purchasing and maintaining insurance to cover a Director or senior officer against liability incurred by them as a Director or senior officer; or

     (k)  the indemnification of any Director or senior officer by the Company.

The foregoing exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Business Corporations Act, either generally or in respect of any particular contract or transaction or for any particular period.

17.3 A Director may hold any office or appointment with the Company (except as auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or appointment or as vendor, purchaser or otherwise and no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

17.4 Subject to the Business Corporations Act, a Director or officer, or any person in which a Director or officer has an interest, may act in a professional capacity for the Company (except as auditor of the Company) and the Director or officer or such person shall be entitled to remuneration for professional services as if he were not a Director or officer.

17.5 A Director or officer may be or become a director or officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, such Director or officer shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

                                     PART 18
                            PROCEEDINGS OF DIRECTORS

18.1 The Chair of the Board or, in his absence or if there is no Chair of the Board, the President, if any and if the President is a Director, shall preside as chair at every meeting of the Directors.

18.2 If at any meeting of Directors neither the Chair of the Board nor the President, if a Director, is present within 15 minutes after the time appointed for holding the meeting or if neither the Chair of the Board nor the President, if a Director, is willing to act as chair or if the Chair of the Board and the President, if a Director, have advised the Secretary, if any, or any other Director, that they shall not be present at the meeting, then the Directors present shall choose one of their number to chair the meeting.

18.3 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the Directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the Directors may from time to time determine.

     Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chair shall not have a second or casting vote.

18.4 A Director may participate in a meeting of the Directors or of any committee of the Directors in person or by telephone if all Directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A Director may participate in a meeting of the Directors or of any committee of the Directors by a communications medium other than telephone if all Directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all Directors who wish to participate in the meeting agree to such participation. A Director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5 A Director may at any time, and the Secretary or an Assistant Secretary, if any, upon request of a Director shall, call a meeting of the Board.

18.6 Other than for meetings held at regular intervals as determined by the Directors pursuant to Article 18.3, reasonable notice of each meeting of the Directors, specifying the place, day and time of that meeting must be given to each of the Directors and the alternate Directors by any method set out in Article 24.1 or orally or by telephone.

18.7 It is not necessary to give notice of a meeting of the Directors to a Director or an alternate Director if:

     (a) the meeting is to be held immediately following a meeting of shareholders at which that Director was elected or appointed, or is the meeting of the Directors at which that Director is appointed; or

     (b) the Director or alternate Director, as the case may be, has waived notice of the meeting.

18.8 The accidental omission to give notice of any meeting of Directors to, or the non-receipt of any notice by, any Director or alternate Director, does not invalidate any proceeding at that meeting.

18.9 Any Director or alternate Director may send to the Company a document signed by him waiving notice of any past, present or future meeting or meetings of the Directors and may at any time withdraw the waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of meetings of Directors shall be sent to that Director and, unless the Director otherwise requires by notice in writing to the Company, to his alternate Director, and all meetings of the Directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

18.10The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, if not so fixed, is deemed to be set at two Directors or, if the number of Directors is set at one, is deemed to be set at one Director, and that Director may constitute a meeting.

18.11Subject to the provisions of the Business Corporations Act, an act of a Director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that Director or officer.

18.12A resolution of the Directors or any committee of the Directors consented to in writing by all of the Directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages in any medium, is as valid and effective as if it had been passed at a meeting of the Directors or of the committee of the Directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the Directors or of any committee of the Directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of Directors or of the committee of the Directors and to be as valid and effective as if it had been passed at a meeting of the Directors or of the committee of the Directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the Directors or of a committee of the Directors.

                                     PART 19
                         EXECUTIVE AND OTHER COMMITTEES

19.1 The Directors may by resolution appoint an Executive Committee consisting of such member or members of the Board as they think fit, which Committee shall have, and may exercise during the intervals between the meetings of the Board, all the powers vested in the Board except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of or fill vacancies in said Committee or any other committee of the Board and such other powers, if any, as may be specified in the resolution or any subsequent Directors' resolution. The said Committee shall keep regular minutes of its transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may from time to time require. The Board shall have the power at any time to revoke or override the authority given to or acts done by the Executive Committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of such Committee and to fill vacancies in it.

19.2 The Directors may by resolution appoint one or more other committees consisting of such member or members of the Board as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution or any subsequent Directors' resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board at such times as the Board may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committee except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it.

19.3 Any committee appointed under this Part, in the exercise of the powers delegated to it, must conform to any rules that may from time to time be imposed on it by the Directors. Committees appointed under this Part may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

19.4 Committees appointed under this Part may meet and adjourn as they think proper. The committee may elect a member of the committee to chair its meetings but, if no such member to chair the meeting is elected, or if at a meeting the member elected to chair the meeting is not present within 15 minutes after the time set for holding the meeting, the Directors present who are members of the committee may choose one of their number to chair the meeting. Questions arising at any meeting of a committee shall be determined by a majority of votes of the members of the committee present, and in case of an equality of votes the chair shall not have a second or casting vote. The provisions of Article 18.12 shall apply mutatis mutandis to resolutions consented to in writing by the members of a committee appointed under this Part.

                                     PART 20
                                    OFFICERS

20.1 The Directors may, from time to time, appoint such officers, if any, as the Directors shall determine and the Directors may at any time terminate or vary any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Business Corporations Act.

20.2 One person may hold more than one position as an officer of the Company. Any person appointed as the Chair of the Board or as the Managing Director must be a Director; save as aforesaid, no other officer need be a Director.

20.3 The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors. Such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may in addition to such remuneration be entitled to receive after he ceases to hold such office or leaves the employment of the Company a gratuity, pension or retirement allowance.

20.4 The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by the Directors upon such terms and conditions and with such restrictions as the Directors think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers.

                                     PART 21
          INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

21.1 Subject to the provisions of the Business Corporations Act, the Directors shall cause the Company to indemnify a Director, officer or alternate Director or a former Director, officer or alternate Director of the Company or a person who, at the request of the Company, is or was a director, alternate director or officer of another corporation, at a time when the corporation is or was an affiliate of the Company or a person who, at the request of the Company, is or was, or holds or held a position equivalent to that of, a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity (in each case, an "eligible party"), and the heirs and personal representatives of any such eligible party, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action (whether current, threatened, pending or completed) in which such eligible party or any of the heirs and personal representatives of such eligible party, by reason of such eligible party being or having been a Director, alternate Director or officer or holding or having held a position equivalent to that of a Director, alternate Director or officer, is or may be joined as a party or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to the proceeding. Provided the Company first receives a written undertaking from the eligible party to repay amounts advanced if so required under the Business Corporations Act, the Directors shall cause the Company to pay, as they are incurred in advance of the final disposition of the proceeding, the costs, charges and expenses, including legal and other fees actually and reasonably incurred by the eligible party in respect of the proceeding. After the final disposition of the proceeding, the Directors shall cause the Company to pay the expenses actually and reasonably incurred by the eligible party in respect of the proceeding, to the extent the eligible party has not already been reimbursed for such expenses, subject to the provisions of the Business Corporations Act. Each Director, alternate Director and officer of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

21.2 Subject to the provisions of the Business Corporations Act, the Company may indemnify any person.

21.3 The failure of a Director, alternate Director or officer of the Company to comply with the provisions of the Business Corporations Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

21.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person (or his heirs or legal personal representatives) who is or was a Director, officer, alternate Director, employee or agent of the Company or a person who, at the request of the Company, is or was a director, alternate director, officer, employee or agent of another corporation, at a time when the corporation is or was an affiliate of the Company or a person who, at the request of the Company, is or was or holds or held a position equivalent to that of a director, alternate director, officer, employee or agent of a partnership, trust, joint venture or other unincorporated entity and the person's heirs or personal representatives against any liability incurred by the person as such Director, alternate Director, director, alternate director, officer, employee, agent or person who holds or held such equivalent position.

                                     PART 22
                              DIVIDENDS AND RESERVE

22.1 The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Subject to the Business Corporations Act, the Directors may from time to time and at any time declare and authorize payment of such dividends on such class or series of shares of the Company as they may deem advisable, to the exclusion of any other class or series of shares.

22.3 The Directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 The Directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. local time at the place of the registered office of the Cmpany on the date on which the Directors pass the resolution declaring the dividend.

22.5 A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 If any difficulty arises in regard to a distribution under Article 22.5, the Directors may settle the difficulty as they deem appropriate, and, in particular, may:

     (a)  set the value for distribution of specific assets;

     (b) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

     (c) vest any such specific assets in trustees for the persons entitled to the dividend.

22.7 Any dividend may be made payable on such date as is fixed by the Directors.

22.8 All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9 If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10 No dividend bears interest against the Company.

22.11 If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12 Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque shall, to the extent of the sum represented by the cheque (plus the amount of the tax or other amount required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of such tax or other amount so deducted is not paid to the appropriate taxing or other authority.

22.13 Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

                                     PART 23
                         DOCUMENTS, RECORDS AND REPORTS

23.1 The Directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2 Unless the Directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

                                     PART 24
                                     NOTICES

24.1 Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

     (a) mail addressed to the person at the applicable address for that person as follows:

          (i)  for  a  record  mailed  to  a  shareholder,   the   shareholder's
               registered address;

          (ii) for a record mailed to a Director or officer, the prescribed address for mailing shown for the Director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; and

          (iii)in  any  other  case,   the  mailing   address  of  the  intended
               recipient;

     (b) delivery at the applicable address for that person as follows, addressed to the person:

          (i) for a record delivered to a shareholder, the shareholder's registered address;

          (ii) for a record delivered to a Director or officer, the prescribed address for delivery shown for the Director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; and

          (iii)in  any  other  case,  the  delivery   address  of  the  intended
               recipient;

     (c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

     (d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class; or

     (e)  physical delivery to the intended recipient.

24.2 A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 A certificate signed by the Secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4 A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5 A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

     (a)  mailing the record, addressed to them:

          (i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

          (ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

     (b) if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

                                     PART 25
                                      SEAL

25.1 Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed, affixed or otherwise reproduced on any record except when that impression is attested by the signatures of:

     (a)  any two Directors;

     (b)  any officer, together with any Director;

     (c)  if the Company only has one Director, that Director; or

     (d) any one or more Directors or officers or persons as may be determined by the Directors.

25.2 For the purpose of certifying under seal a certificate of incumbency of the Directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any Director or officer.

25.3 The Directors may authorize the seal to be impressed or otherwise reproduced by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed or otherwise reproduced on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies or images reproducing the seal and the Chair of the Board or any senior officer together with the Secretary, Treasurer, Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may in writing authorize such person to cause the seal to be impressed or otherwise reproduced on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed or otherwise reproduced are for all purposes deemed to be under and to bear the seal impressed or otherwise reproduced on them.

                                     PART 26
                                  PROHIBITIONS

26.1 In this Part 26:

     (a)  "designated security" means:

          (i)  a voting security of the Company;

          (ii) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

          (iii)a security of the Company convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

     (b) "security" has the meaning assigned in the Securities Act (British Columbia);

     (c)  "voting security" means a security of the Company that:

          (i)  is not a debt security; and

          (ii) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2 Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3 No share or designated security may be sold, transferred or otherwise disposed of without the consent of the Directors and the Directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

                                      Proxy

THIS PROXY IS SOLICITED BY MANAGEMENT OF MOUNTAIN PROVINCE DIAMONDS INC. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD ON TUESDAY, SEPTEMBER 21, 2004 AND ANY ADJOURNMENT THEREOF.

The undersigned shareholder of the Company hereby appoints Jan W. Vandersande, the President and a director of the Company, or failing this person, Elizabeth
J. Kirkwood, the Chairman of the Board and a director of the Company, or in the place of both of the foregoing, ______________________________ (PLEASE PRINT
NAME), as proxyholder for and on behalf of the undersigned, with power of substitution, to attend, act and vote for and in the name of the undersigned at the Meeting and at every adjournment thereof, with respect to all or _______________ of the common shares of the Company registered in the name of the undersigned. Unless otherwise expressly stated herein by the undersigned, receipt of this proxy, duly executed and dated, revokes any former proxy given to attend and vote at the meeting and at any adjournment thereof. Unless the undersigned directs otherwise, the nominee is hereby instructed to vote the common shares of the Company held by the undersigned as follows:

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

......... ......................................................... ........ ... ...........
                                                                     For        Against
......... ......................................................... ........ ... ...........
1.       To set the number of directors at six
......... ......................................................... ........ ... ...........

                                                                     For        Withhold
......... ......................................................... ........ ... ...........

2.       To elect Elizabeth J. Kirkwood as director.
......... ......................................................... ........ ... ...........
3.       To elect Jan W. Vandersande as director.
......... ......................................................... ........ ... ...........
4.       To elect Carl Verley as director.
......... ......................................................... ........ ... ...........
5.       To elect David Whittle as director.
......... ......................................................... ........ ... ...........
6.       To elect D.H.W. (Harry) Dobson as director.
......... ......................................................... ........ ... ...........
7.       To elect Jonathan Comerford as director.
......... ......................................................... ........ ... ...........
8.       To  appoint  KPMG  LLP,  Chartered  Accountants,  as the
         auditor of the Company.
......... ......................................................... ........ ... ...........

                                                                     For        Against
......... ......................................................... ........ ... ...........
9.       To  authorize   the   directors  to  set  the  auditor's
         remuneration.
......... ......................................................... ........ ... ...........
10.      To remove the Pre-existing Company Provisions
......... ......................................................... ........ ... ...........
11.      To adopt a new form of Articles for the Company
......... ......................................................... ........ ... ...........
12.      To increase the authorized capital of the Company
......... ......................................................... ........ ... ...........
13.      To approve the transaction of other business.
......... ......................................................... ........ ... ...........

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE: .....................................................................

Please Print Name: .............................................................

Date: ..........................................................................

Number of Shares
Represented by Proxy: ..........................................................


THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. If someone other than the named shareholder signs this Proxy on behalf of the named shareholder, documentation acceptable to the Chairman of the Meeting must be deposited with this Proxy granting signing authority to the person signing the Proxy.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1. If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the Meeting.

2. If the shareholder's securities are held by an intermediary (eg. a broker) and the shareholder wishes to attend the Meeting to vote on the resolutions, please insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy in accordance with the instructions provided by the intermediary. Please contact the intermediary if there are any questions. At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the nominees named by management, please insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy. Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder to vote for or against or withhold vote with respect to that resolution, provided that with respect to a resolution relating to a director nominee or auditor, the proxyholder only has the discretion to vote or not vote for such nominee.

4. If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the nominees named by management as proxyholder, please leave the wording appointing a nominee as shown, sign and date and return the Proxy. Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the proxyholder, in its sole discretion, sees fit.

6. If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To vote in person at the Meeting, the shareholder must revoke the Proxy in writing as set forth in the Information Circular.

7. This Proxy is not valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, by its duly authorized officer or attorney for the corporation. If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or an attorney of a corporate shareholder, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof, must accompany the Proxy.

To be valid, this Proxy, duly dated and signed, must arrive at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, by mail or by fax, not later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time for holding the Meeting.


                      Computershare Trust Company of Canada
                   Proxy Dept. 100 University Avenue 9th Floor
                             Toronto Ontario M5J 2Y1
 Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

[COMPUTERSHARE LOGO OMITTED]
                                            Computershare Investor Services Inc.
                                            Stock Transfer Services
                                            Montreal Trust Centre
                                            510 Burrard Street
                                            Vancouver, British Columbia
                                            Canada V6C 3B9
                                            Tel: 604.661.9400
                                            Fax: 604.661.9401


August 18, 2004

To:      All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Mountain Province Diamonds Inc.


We confirm that the following material was sent by pre-paid mail on August 17th, 2004 to the registered shareholders of Common shares of the subject Corporation:

 A        Notice of Annual General Meeting / Information Circular
 B        Articles of Mountain Province Diamonds Inc. (Incorporation No. 553442)
 C        Proxy
 D        Supplemental Mailing List Return Card
 E        Annual Report 2004 including Letter to Shareholders /
          Management's Discussion and Analysis / Consolidated Financial Statements for the years ended March 31, 2004 and 2003
 F        Return Envelope


We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.


Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone:        604.661.9400 (ext 4504)
Fax:              604.661.9401

                   Consolidated Financial Statements of

                   MOUNTAIN  PROVINCE  DIAMONDS  INC.

                   Years ended March 31, 2004 and 2003

[KPMG LOGO OMITTED]

                   KPMG  LLP
                   Chartered Accountants
                   Box 10426, 777 Dunsmuir Street       Telephone (604) 691-3000
                   Vancouver BC V7Y 1K3                 Telefax   (604) 691-3031
                   Canada                               www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Mountain Province Diamonds Inc. as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



KPMG LLP (signed)


Chartered Accountants


Vancouver, Canada

June 16, 2004


[KPMG LOGO OMITTED]

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets

March 31, 2004 and 2003

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                            $       914,494      $     1,210,076
     Accounts receivable                                                           18,433               24,941
     Marketable securities (note 3)                                                32,392               32,392
     Advances and prepaid expenses                                                  8,380               10,196
------------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                         973,699            1,277,605

Mineral properties (note 4)                                                     1,671,939            1,701,659

Deferred exploration costs (note 4)                                            30,861,544           31,421,493

Equipment (note 5)                                                                  6,371               17,198
------------------------------------------------------------------------------------------------------------------------------------

Total assets                                                              $    33,513,553      $    34,417,955
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $       263,950      $       228,299
     Due to related party (note 7)                                                  3,000                3,050
     Taxes payable                                                                  5,796                8,796
------------------------------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                    272,746              240,145

Shareholders' equity:
     Share capital (note 6)                                                    56,595,262           55,719,260
     Contributed surplus                                                           24,419               24,419
     Deficit                                                                  (23,378,874)         (21,565,869)
------------------------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                33,240,807           34,177,810
------------------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                $    33,513,553      $    34,417,955
------------------------------------------------------------------------------------------------------------------------------------

Subsequent event (note 6(c))


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


"Jan W. Vandersande"   Director          "Elizabeth Kirkwood"   Director
-------------------                      --------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit

Years ended March 31, 2004 and 2003

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

Expenses:
     Amortization                                                        $          2,853     $         17,319
     Capital taxes                                                                  5,307                    -
     Consulting fees (note 6(c) and 7)                                            182,846              189,474
     Directors' fees and honorarium                                                33,350               12,493
     Interest and bank charges                                                      1,137                2,489
     Management fees (note 7)                                                           -               45,000
     Office and miscellaneous                                                      73,312              132,898
     Professional fees (note 7)                                                   307,441              240,203
     Promotion and investor relations                                              94,803              213,760
     Property evaluation and maintenance                                                -               62,076
     Rent                                                                          23,600               37,095
     Salaries and benefits                                                         78,805              166,550
     Severance and contract termination (note 7)                                  368,668              331,500
     Transfer agent and regulatory fees                                            37,890               55,697
     Travel                                                                        21,479               59,944
------------------------------------------------------------------------------------------------------------------------------------
                                                                                1,231,491            1,566,498

Other earnings (expenses):
     Interest                                                                      12,127               19,034
     Loss on disposal of equipment                                                 (3,972)             (44,862)
     Write-down of mineral properties and deferred exploration                   (589,669)            (120,435)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (581,514)            (146,263)
------------------------------------------------------------------------------------------------------------------------------------

Loss before income taxes                                                       (1,813,005)          (1,712,761)

Income tax expense (note 8)                                                             -                5,581
------------------------------------------------------------------------------------------------------------------------------------

Loss for the year                                                              (1,813,005)          (1,718,342)

Deficit, beginning of year                                                    (21,565,869)         (19,847,527)
------------------------------------------------------------------------------------------------------------------------------------

Deficit, end of year                                                     $    (23,378,874)    $    (21,565,869)
------------------------------------------------------------------------------------------------------------------------------------


Basic and diluted loss per share                                         $         (0.04)     $         (0.03)

Weighted average number of shares outstanding                                  50,759,430           49,345,950

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows

Years ended March 31, 2004 and 2003

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Cash flows provided by (used in) operating activities:
     Loss for the year                                                      $   (1,813,005)     $   (1,718,342)
     Items not involving cash:
         Amortization                                                                2,853              17,319
         Loss on disposal of equipment                                               3,972              44,862
         Write-down of mineral properties and deferred exploration                 589,669             120,435
         Stock-based compensation expense                                          156,000              24,419
     Changes in non-cash operating working capital:
       Accounts receivable                                                           6,508              13,738
       Advances and prepaid expenses                                                 1,816              (3,004)
       Accounts payable and accrued liabilities                                     35,651              15,090
       Due to related party                                                            (50)            (95,986)
       Taxes payable                                                                (3,000)             (3,204)
------------------------------------------------------------------------------------------------------------------------------------
     Cash flows used in operating activities                                    (1,019,586)         (1,584,673)

Cash flows provided by (used in) investing activities:
     Mineral properties                                                                  -             (21,839)
     Purchase of equipment                                                               -             (19,105)
     Proceeds on sale of equipment                                                   4,002               1,000
------------------------------------------------------------------------------------------------------------------------------------
     Cash flows used in investing activities                                         4,002             (39,944)

Cash flows provided by financing activities:
     Shares issued for cash, net of costs                                          720,002           2,248,814
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                  (295,582)            624,197

Cash and cash equivalents, beginning of year                                     1,210,076             585,879
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                      $      914,494      $    1,210,076
------------------------------------------------------------------------------------------------------------------------------------

Supplementary information:
     Income taxes paid                                                      $        8,307      $        8,201
     Non-cash transactions:
         Shares issued pursuant to consulting agreement (note 7)                   156,000                   -

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


1.   Nature of operations:

     On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

     Pursuant to an Assignment and Assumption agreement dated March 25, 2004, the Company reorganized, assuming the assets and liabilities of its wholly-owned subsidiary Mountain Glen Mining Inc. ("Mountain Glen"), including the 16,015,896 common shares of the Company held by Mountain Glen (the "Shares"). Following completion of the transfer of the Shares from Mountain Glen to the Company, in accordance with the Assumption and Distribution Agreement, the Shares were cancelled and restored to the status of authorized but unissued shares on March 30, 2004. There is no impact to the consolidated outstanding share capital as presented in note 6 to the financial statements as the shares held by Mountain Glen have previously been eliminated for purposes of the consolidated financial statements. The Shares were non-voting and were not eligible for share distributions while held by Mountain Glen.

     The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partners to complete exploration and development and discover economically recoverable reserves and upon future profitable production or proceeds from disposition of the Company's mineral properties. Failure to discover economically recoverable reserves will require the Company to write-off capitalized costs.


2.   Significant accounting principles:

     These financial statements are prepared in accordance with Canadian generally accepted accounting principles.

     (a)  Basis of consolidation:

          The  consolidated  financial  statements  include the  accounts of the
          Company and its wholly owned subsidiaries, Mountain Province Mining Corp. (U.S.A.) and Mountain Glen Mining Inc. All significant intercompany amounts and transactions have been eliminated on consolidation.

     (b)  Cash and cash equivalents:

          Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and generally have maturities of three months or less when acquired.

     (c)  Marketable securities:

          Marketable securities are carried at the lower of cost and quoted fair market value.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


2.   Significant accounting principles (continued):

     (d)  Mineral properties and deferred exploration costs:

          The Company accounts for its mineral properties whereby all direct costs related to the acquisition, exploration and development of these properties are capitalized. All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings. Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated recoverable reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future. If there is little prospect of future work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

          The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

          All general and administrative expenses are expensed as incurred.

     (e)  Equipment:

          Equipment is initially recorded at cost and amortized over their estimated useful lives on the declining balance basis at the following annual rates:

--------------------------------------------------------------------------------
         Asset                                                Rate
--------------------------------------------------------------------------------

         Furniture and equipment                              20%
         Computers                                            30%

--------------------------------------------------------------------------------

     (f)  Stock-based compensation:

          The Company accounts for all stock based payments to non-employees, and employee awards that are direct awards of stock, granted on or after April 1, 2002, using the fair value based method. No compensation cost is recorded for other stock options granted to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for the employee stock-based compensation awards (note 6(c)).

          Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable and are amortized over the vesting period. The cost of stock-based payments to non-employees that are fully vested and non forfeitable at the grant date is measured and recognized at that date. Stock-based payments that vest over a period of time are recognized on a straight-line basis over the vesting period.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


2.   Significant accounting principles (continued):

     (g)  Income taxes:

          The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

     (h)  Loss per share:

          Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to the common shareholders equals the reported loss. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments. For all periods presented, all such instruments are anti-dilutive.

     (i)  Foreign currency translation:

          Monetary assets and liabilities expressed in a foreign currency are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the average rates for the months in which such items are recognized during the year. Exchange gains and losses arising from the translation are included in the statement of operations.

     (j)  Financial instruments:

          The fair values of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related party approximate their carrying values because of the immediate or short term to maturity of these financial instruments. The fair value of the marketable securities is disclosed in note 3.

     (k)  Use of estimates:

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of mineral properties, deferred exploration and equipment and their useful lives for amortization or depletion, as well as the assumptions used in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


2.   Significant accounting principles (continued):

     (l)  Comparative figures:

          Certain of the prior year's comparative figures have been reclassified to conform with the current year's presentation.


3.   Marketable securities:

     The quoted market value of marketable securities at March 31, 2004 was $82,322 (2003 - $100,178).


4.   Mineral properties and deferred exploration:

     Acquisition costs:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

     Gahcho Kue Project                                                    $    1,552,553       $    1,552,553
     Haveri Project                                                               119,386              121,839
     Baffin Island Project                                                              -               27,267
------------------------------------------------------------------------------------------------------------------------------------

                                                                           $    1,671,939       $    1,701,659
------------------------------------------------------------------------------------------------------------------------------------

     Deferred exploration:

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Rabbit Tracks
                                           Gahcho Kue        Baffin Island     Diamond
                                              project          project         project                Total
------------------------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2002               $  30,861,544      $   559,949     $    71,433        $  31,492,926

     Write-down of deferred exploration costs          -                -         (71,433)             (71,433)
------------------------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2003                  30,861,544          559,949               -           31,421,493

     Write-down of deferred exploration costs          -         (559,949)              -             (559,949)
------------------------------------------------------------------------------------------------------------------------------------

     Balance, March 31, 2004               $  30,861,544      $         -     $         -        $  31,421,493
------------------------------------------------------------------------------------------------------------------------------------

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


4.   Mineral properties and deferred exploration (continued):

     (a)  Gahcho Kue project:

          The Company currently holds a 44.1% interest in the Gahcho Kue project located in the District of Mackenzie, Northwest Territories, Canada. Other interests are held by De Beers Canada Exploration Inc. ("De Beers Canada") (51%) and Camphor Ventures Inc. ("Camphor") (4.9%). De Beers Canada has been granted the right to earn up to a 60% interest in the Gahcho Kue project.

          De Beers Canada has agreed to carry all subsequent costs incurred and has committed to certain minimum expenditures and activities per year. Decisions are to be jointly (via a management committee consisting of two members each from De Beers Canada and the Company) made as to the further progress of the project, and specifically the timing of possible full conceptual pre-feasibility and feasibility studies. De Beers Canada is to continue to fund the exploration and development work. Once the desktop study shows that an internal rate of return of 15% can be achieved, De Beers Canada is to proceed with a feasibility study. If they do not proceed with the feasibility study, De Beers interest will be diluted down to 30%.

          Upon completion of a feasibility study, De Beers Canada interest in the claims shall increase to 55% and upon development, construction and commencement of production of a commercial mine, De Beers Canada interest shall increase to 60%.

          All costs paid with respect to the expenses incurred by the venturers shall be repaid first to De Beers Canada for all exploration and development costs incurred by De Beers Canada outside of the Kennedy Lake area since March 8, 2000 out of 100% of annual available cash flow (i.e. cash flow after provision for ongoing operating and non-operating costs including third party debt repayments) from any mine constructed on the property with interest at a rate equal to LIBOR plus 5% compounded annually; then to all venturers for all other exploration, development and mine construction costs out of 90% of annual available cash flow from any mine constructed on the property with interest at a rate equal to LIBOR plus 4% compounded annually; and the remaining 10% of such available cash flow shall be distributed to the participants in proportion to their respective participating interests.

          During the years ended March 31, 2003 and 2002, the venturers allowed certain claims to lapse. As the claims that were retained relate to the area that is of interest, no write-down has been taken related to the lapsing of the claims.

          On November 26, 2003, the Board of Directors of De Beers Canada approved the commencement of a pre-feasibility study on the Gahcho Kue Project. The estimated $25 million cost is to be borne entirely by De Beers Canada.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


4.   Mineral properties and deferred exploration (continued):

     (b)  Haveri project:

          The Company has a 100% interest in this mineral property located in Northern Europe. On October 10, 2002, Northern Lion Gold Corp. ("Northern Lion"), formerly Vision Gate Ventures Limited was granted an option to acquire a 70% undivided interest in the Haveri Mine. In exchange for this option, Northern Lion must expend a total of $1,650,000 in exploration and development expenditures over three years as follows:

--------------------------------------------------------------------------------

         By:
              October 10, 2003                          $       50,000
              October 10, 2004                                 600,000
              October 10, 2005                               1,000,000

--------------------------------------------------------------------------------

          Northern Lion may exercise the option as to a 51% undivided interest at any time prior to October 10, 2004 by delivering written notice confirming a cumulative total of $650,000 in expenditures; and the remaining 19% undivided interest at any time prior to October 10, 2005 by delivering written notice confirming a cumulative total of $1,650,000 in expenditures.

          Once a positive feasibility study of the construction and development of a mine on the property is complete, Northern Lion will issue
          200,000 of its common shares to the Company. Once commercial production begins on the property, Northern Lion will issue a further 200,000 of its common shares to the Company. Northern Lion is entitled to terminate the agreement at any time prior to the exercise date on 30 days written notice.

          The Company has granted a third party a right to receive an aggregate commencement-of-production payment of US$500,000 phased over two years.

     (c) Baffin Island claims:

          Pursuant to an agreement dated July 13, 1999, the Company was granted an option to acquire a 50% interest in four mineral claims located in the Northwest Territories and Nunavut Territory. In order to exercise the option and earn the 50% interest in the property, the Company had to incur expenditures on or in respect of the property of not less that $300,000 on or before July 13, 2000. The Company incurred the minimum required expenditure and exercised its option. Subsequent to entering into the agreement, the Company staked another claim that is subject to the option agreement.

          During the year ended March 31, 2004, the property and related deferred exploration was written down to a nil value as the Company will not be proceeding further with exploration, and will not be renewing the claims.

     (d)  Rabbit Tracks Diamond project:

          During the year ended March 31, 2003, the Rabbit Tracks Diamond property in Manitoba was written down to a nil value as the Company will not be proceeding further with exploration, and will not be renewing the claims.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


5.   Equipment:

------------------------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     2004                                                        Cost        amortization                value
------------------------------------------------------------------------------------------------------------------------------------

     Furniture                                          $      11,088        $      8,772         $      2,316
     Equipment                                                  4,065               2,830                1,235
     Computers                                                 14,584              11,764                2,820
------------------------------------------------------------------------------------------------------------------------------------

                                                        $      29,737        $     23,366         $      6,371
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated             Net book
     2003                                                        Cost        amortization                value
------------------------------------------------------------------------------------------------------------------------------------

     Furniture                                          $      11,088        $      8,364         $      2,724
     Equipment                                                 15,497               4,663               10,834
     Computers                                                 14,584              10,944                3,640
------------------------------------------------------------------------------------------------------------------------------------


                                                        $      41,169        $     23,971         $     17,198
------------------------------------------------------------------------------------------------------------------------------------


6.   Share capital:

     (a) Authorized:
             500,000,000 common shares without par value

     (b) Issued and fully paid:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares               Amount
------------------------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2002                                               47,867,405      $    53,470,446

         Issued for cash pursuant to:
              Exercise of warrants                                              2,169,766            1,640,985
              Exercise of stock options                                           544,900              607,829
------------------------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2003                                               50,582,071           55,719,260

         Issued pursuant to consulting agreement (note 7)                          60,000              156,000

         Issued for cash pursuant to:
              Exercise of stock options                                           560,040              720,002
------------------------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2004                                               51,202,111      $    56,595,262
------------------------------------------------------------------------------------------------------------------------------------

          On March 30, 2004, the Company cancelled 16,015,896 shares previously owned by its wholly-owned subsidiary Mountain Glen that were received by the Company as part of a reorganization (note 1). The cancelled shares have been excluded from the above table for all periods presented.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


6.   Share capital (continued):

     (c)  Stock options:

          The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2004, the Company has 1,327,858 (2003 - 2,399,100) stock options outstanding in total, comprised of 1,327,858 (2003 - 1,919,100) granted inside the Plan and nil (2003 -
          480,000) granted outside the plan.

------------------------------------------------------------------------------------------------------------------------------------
                                                                              Number          Weighted average
                                                                           of shares            exercise price
------------------------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2002                                           3,661,000                   $  1.78
              Granted                                                        364,000                      1.61
              Exercised                                                     (544,900)                     1.12
              Expired                                                     (1,081,000)                     2.78
------------------------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2003                                           2,399,100                      1.46
              Granted                                                         12,858                      1.40
              Exercised                                                     (560,040)                     1.29
              Expired                                                       (324,060)                     2.19
              Cancelled                                                     (200,000)                     1.32
------------------------------------------------------------------------------------------------------------------------------------

         Balance, March 31, 2004                                           1,327,858                   $  1.37
------------------------------------------------------------------------------------------------------------------------------------

          The following table summarizes information about the stock options outstanding and exercisable at March 31, 2004:

------------------------------------------------------------------------------------------------------------------------------------
                                                  Options outstanding                  Options exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                                      Weighted          Weighted                      Weighted
         Range of                        Number        average           average         Number        average
         exercise prices              of shares remaining life    exercise price    exercisable exercise price
------------------------------------------------------------------------------------------------------------------------------------

         $0.67                           50,000      2.7 years            $ 0.67         50,000         $ 0.67
         $1.25 - $1.50                1,252,858      2.2 years              1.38      1,240,000           1.38
         $2.06                           25,000      4.0 years              2.06         25,000           2.06
------------------------------------------------------------------------------------------------------------------------------------

                                      1,327,858      2.2 years            $ 1.37      1,315,000         $ 1.38
------------------------------------------------------------------------------------------------------------------------------------

          As at March 31, 2004, there were 12,858 options with an exercise price of $1.40 that vest in three equal portions of 4,286 on April 20, 2004, May 20, 2004 and June 20, 2004. All other options are fully vested.

          During the year ended March 31, 2004, the Company granted 12,858 options to an employee at an exercise price of $1.40 per share. During the year ended March 31, 2003, the Company granted 339,000 options to directors, officers, and employees at an exercise price ranging from $1.36 to $1.71 per share. The weighted average fair value of the options granted to employees in 2004 was $0.38 (2003 - $0.26). In accordance with the Company's stated accounting policy (note 2(f)), no compensation cost is recorded in these financial statements for share options granted to directors, officers and employees.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


6.   Share capital (continued):

     (c)  Stock options (continued):

         During the year ended March 31, 2003, the Company also granted 25,000 options to a consultant at an exercise price of $2.06 per share. These options had a term of five years or 30 days after cessation of the consulting agreement. The fair value of the 25,000 options granted to the consultant was estimated to be $24,419 and has been recorded as a consulting expense in the year ended March 31, 2003.

         The table below presents pro forma net loss and net loss per share using the fair market value method of accounting for all employee stock-based compensation plans. The pro forma adjustments presented below pertain to the new options granted to employees since adoption of the new stock-based compensation standards on April 1, 2002. The pro forma disclosure does not include the effect of awards granted before April 1, 2002.

         Reconciliation of pro forma net loss to common shareholders:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

         Net loss as reported                                             $    (1,813,005)     $    (1,718,342)
         Pro forma adjustment                                                      (4,944)             (69,957)
------------------------------------------------------------------------------------------------------------------------------------

         Pro forma net loss                                               $    (1,817,949)     $    (1,788,299)
------------------------------------------------------------------------------------------------------------------------------------

         Pro forma basic and diluted loss per share                       $        (0.04)      $        (0.04)
------------------------------------------------------------------------------------------------------------------------------------

          The fair value of the options granted to employees and non-employees in 2004 and 2003 has been estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  2004                    2003
------------------------------------------------------------------------------------------------------------------------------------

         Dividend yield                                                             0%                      0%
         Expected volatility                                                       93%               62% - 75%
         Risk-free interest rate                                                  3.0%                    4.0%
         Expected lives                                                  5 to 8 months          1 to 30 months

------------------------------------------------------------------------------------------------------------------------------------

          Subsequent to March 31, 2004, 82,858 options were exercised for proceeds of $105,500.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


6.   Share capital (continued):

     (d)  Share purchase warrants:

          The following presents the continuity of share purchase warrants outstanding:

------------------------------------------------------------------------------------------------------------------------------------
                             Balance,                                   Balance,
                            March 31,                                  March 31,  Exercise
         Issue date              2003    Issued  Exercised  Lapsed          2004     price         Expiry date
------------------------------------------------------------------------------------------------------------------------------------

         December 6, 2001   1,205,878         -          -       -     1,205,878    $ 0.58    December 6, 2004
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                             Balance,                                   Balance,
                            March 31,                                  March 31,  Exercise
         Issue date              2002 Issued   Exercised     Lapsed         2003     price         Expiry date
------------------------------------------------------------------------------------------------------------------------------------

         September 15, 2000   983,666      -    (983,666)         -            -     $0.80  September 15, 2002
         October 24, 2000     880,066      -    (755,066)  (125,000)           -      0.80    October 24, 2002
         December 6, 2001   1,636,912      -    (431,034)         -    1,205,878      0.58    December 6, 2004
------------------------------------------------------------------------------------------------------------------------------------

                            3,500,644      -  (2,169,766)  (125,000)   1,205,878
------------------------------------------------------------------------------------------------------------------------------------


7.   Related party transactions:

     Included in management fees during the year ended March 31, 2004 is nil (2003 - $45,000) for management services paid to a director of the Company.

     Included in professional fees during the year ended March 31, 2004 is $21,000 (2003 - nil) paid for corporate services to a company owned by a director of the Company.

     During the year ended March 31, 2004, the Company paid $176,896 (2003 - $193,301) for consulting, management, property evaluation and administration services to a director and to companies in which other directors have an interest.

     During the year ended March 31, 2004, the Company paid nil (2003 - $20,340) for secretarial and public relations services to individuals related to a director of the Company.

     During the year ended March 31, 2004, the Company entered into a new consulting agreement with a director. As compensation for terminating his old consulting agreement, the director is to receive US$120,000 payable in 12 equal monthly instalments commencing January 1, 2004. As at March 31, 2004, the remaining US$90,000 is included in accounts payable and accrued liabilities. As further compensation, 60,000 shares were issued to the director on February 20, 2004 with 55,000 shares held in escrow to be released in 11 equal monthly portions commencing February 27, 2004. The value of the shares, based on quoted market prices on the date of issuance, was $156,000 and this amount, along with the US $120,000 cash payments has, been charged to contract termination expense during the year ended March 31, 2004.

     During the year ended March 31, 2003, a severance payment of $331,500 was paid to a director of the Company.

     As at March 31, 2004, $3,000 (2003 - $3,050) was owed to directors of the Company. Amounts are repayable on demand, unsecured and non-interest bearing.

MOUNTAIN PROVINCE DIAMONDS INC.
Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

--------------------------------------------------------------------------------


8.   Income taxes:

     Income tax expense (recovery) differs from the amounts computed by applying the combined federal and provincial tax rate of 36.1% (2003 - 42.6%) to pre-tax income from continuing operations primarily as a result of losses, the tax benefit of which have not been recognized. Income tax expense of nil (2003 - $5,581) relates to large corporations tax.

     As at March 31, 2004, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

     Mineral properties and deferred exploration                           $      244,000       $     (286,000)
     Loss carry forwards                                                        2,095,000            3,827,000
     Equipment                                                                    172,000              167,000
     Other                                                                          3,000                4,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                                2,514,000            3,712,000
     Valuation allowance                                                       (2,514,000)          (3,712,000)
------------------------------------------------------------------------------------------------------------------------------------

     Net future income tax asset (liability)                               $            -       $            -
------------------------------------------------------------------------------------------------------------------------------------

     At March 31, 2004, the Company has available losses for income tax purposes totalling approximately $5.8 million, expiring at various times from 2005 to 2011. Of the available losses $2.3 million are subject to acquisition of control rules which may restrict their future deductibility. The Company also has available tax pools of approximately $33.2 million, which may be carried forward and utilized to reduce future taxable income. Included in the $33.2 million of resource tax pools is $24.5 million that is successored, which can only be utilized against taxable income from specific mineral properties.

             MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL RESULTS

The following discussion and analysis of the results of operations and of the Company's financial position should be read in conjunction with the Company's consolidated financial statements and related notes for the years ended March 31, 2004 and 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Results

The Company's loss for the fiscal year ended March 31, 2004 ("fiscal 2004") totalled $1,813,005 or $0.04 per share compared to $1,718,342 or $0.03 per share for the fiscal year ended March 31, 2003 ("fiscal 2003"). These losses included the loss of the Company's wholly owned subsidiary Mountain Glen Mining Inc.
(MGM). MGM's loss for fiscal 2004 was $16,978 compared to a loss of $76,836 during fiscal 2003.

During fiscal 2004, operating expenses were $1,231,491 compared to $1,566,498 in fiscal 2003. The reduction in operating expenses of $335,007 or 21.4% was primarily the result of the following cost reducing measures: (i) reduced rent ($23,600 in fiscal 2004 and $37,095 in fiscal 2003) and office and administration costs ($73,312 in fiscal 2004 and $132,898 in fiscal 2003) resulting from closing the office in Vancouver, Canada, (ii) decreased salary and benefit costs ($78,805 in fiscal 2004 and $166,550 in fiscal 2003) due to a reduction in the number of employees and reduced wages, (iii) the elimination of management fees (nil in fiscal 2004 and $45,000 in fiscal 2003), (iv) a reduction in the promotion and investor relations expenses ($94,803 in fiscal 2004 and $213,760 in fiscal 2003), and (v) a reduction of property evaluation and maintenance costs (nil in fiscal 2004 and $62,076 in fiscal 2003) as our joint venture partners funded all property evaluation costs during the year. Other cost savings were realized with respect to lower regulatory fees and transfer agent costs ($17,807) and travel expenses ($38,465). These cost savings were partially offset by increased professional fees ($307,441 in fiscal 2004 and $240,203 in fiscal 2003), due in part to the extra work required as a result of the introduction of the Sarbanes-Oxley Act and the wind-up of Mountain Glen Mining Inc., and increased severance and contract termination costs ($368,668 in fiscal 2004 and $331,500 in fiscal 2003).

The severance and contract termination costs in fiscal 2004 pertain to a one-time payment of US$120,000 ($159,387) and 60,000 common shares to a director of the Company to terminate his previous consulting agreement and enter into a new consulting agreement. The 60,000 shares were valued at their fair value on the date of issuance at $156,000.. In addition, severance and contract termination costs includes $53,281 of severance payments made by the Company to an officer and to an employee during fiscal 2004. These one-time expenses total $368,668 and represent 29.9% of the overall operating expenses for fiscal 2004. During fiscal 2003 a one-time severance payment of $331,500 was paid to a director and a $24,419 stock-based compensation expense for the granting of stock options to a consultant was made, representing 23% of the operating expenses in fiscal 2003.

During fiscal 2004 the Company's interest income was $12,127 compared to $19,034 a year earlier. The decrease is a result of lower interest rates and reduced funds available for investment.

The fiscal 2004 expenses include a write-down of $589,669 of mineral properties and deferred exploration costs, relating principally to the Baffin Island diamond property. In fiscal 2003 there was a write down of $120,435 relating mostly to the Rabbit Tracks Diamond Project in Manitoba.

Liquidity and Cash Resources

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At March 31, 2004, the Company had $914,494 in cash and cash equivalents, compared with $1,210,076 a year earlier. At March 31, 2004 the Company had a working capital position of $700,953 compared with $1,037,460 a year earlier. The Company had no long-term debt at either March 31, 2004 or 2003. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

During fiscal 2004 the Company has aggressively reduced its operating costs by closing the Vancouver office, by eliminating salaried employees and outsourcing its accounting and corporate secretarial functions. Going forward in fiscal 2005, the Company estimates its monthly operating expenses to be approximately $40,000 per month, or $480,000 per year. The Company does not incur any costs in connection with the Gahcho Kue Project as De Beers in responsible for all exploration, development and evaluation costs to production. The Company does have costs associated with maintaining its subsidiary companies which hold the Havari Gold prospect in Finland estimated at approximately $15,000 per annum.

With the cash on hand at March 31, 2004 of $914,494, the Company is financed in fiscal 2004 for its operating expenses and subsidiary maintenance costs.

Financing Activities

During fiscal 2004 the Company received $720,002 by issuing 560,040 shares upon the exercise of various stock options. During fiscal 2003 the Company received $607,829 by issuing 544,900 shares upon exercise of various stock options and $1,640,985 upon exercise of warrants to purchase 2,169,766 shares.

Investing Activities

No property acquisitions were made during either fiscal 2004 or 2003.

Trend information

There are no major trends which are anticipated to have a material effect on the Company's financial condition and results of operations in the near future. The reduction of expenses has been achieved in most areas. Management will continue its efforts to reduce other expenses.

Off-balance sheet arrangements

The Company has no off balance sheet arrangements.

Tabular disclosure of contractual obligations

The Company is committed to payments under an operating lease for office premises through to December, 2004 of approximately $1,460 per month. The following table lists, as of March 31, 2004, information with respect to the Company's known contractual obligations.

----------------------------------------------------------------------------------------------------------------------

                                                                  Payments due by period
                                      --------------------------------------------------------------------------------

Contractual Obligations               Total              Less than       1-3 years         3-5 years    More  than  5
                                                         1 year                                         years
----------------------------------------------------------------------------------------------------------------------

Long-term Debt Obligations            0                  0               0                 0            0
----------------------------------------------------------------------------------------------------------------------

Capital (Finance) Lease Obligations   0                  0               0                 0            0
----------------------------------------------------------------------------------------------------------------------

Operating Lease Obligations           $13,140            $13,140         0                 0            0
----------------------------------------------------------------------------------------------------------------------

Purchase Obligations                  0                  0               0                 0            0
----------------------------------------------------------------------------------------------------------------------

Other Long-Term Liabilities Reflected 0                  0               0                 0            0
on the Company's Balance Sheet under
the GAAP of the primary financial
statements
----------------------------------------------------------------------------------------------------------------------

Total                                 $13,140            $13,140         0                 0            0
----------------------------------------------------------------------------------------------------------------------

Outlook

The Company expects to continue incurring annual losses until it receives revenue from production on the Gahcho Kue Project, if placed into production. There is no assurance that the property will be developed or placed into production. In January 2004, De Beers commenced an in-depth project study of the joint venture's Hearne, 5034, and Tuzo kimberlite bodies. This study will be of sufficient detail to allow the Gahcho Kue Project, previously known as the Kennady Lake Project, to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

It is anticipated that the cash and cash equivalents on March 31, 2004 provide the Company with sufficient funds until approximately late calendar 2005. The exercise of some outstanding warrants and/or options, which are currently in the money, could extend that date into calendar 2006. However, there is no assurance that such stock options or warrants will be exercised in which case the Company will consider undertaking an equity financing. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. If the Company is unable to receive additional funds through the issuance of its shares, it will be required to reduce operations.

Risk Factors

All the resource properties in which the Company has an interest are in the exploration stages only and are without a known body of commercial ore or minerals. Development of the Company's resource properties will only follow upon obtaining satisfactory results of property assessments. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore or minerals. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These factors include the particular attributes of the mineral deposits including the quantity and quality of the ore, proximity to, or cost to develop, infrastructure for extraction, financing costs, mineral prices and the competitive nature of the industry. Also of key importance are governmental regulations including those relating to prices, taxes, royalties, land tenure and use, the environment and the importing and exporting of minerals. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Company not receiving an adequate return on invested capital.

Substantial expenditures are required to establish reserves, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. In the absence of cash flow from operations, the Company relies on capital markets and joint venture partners to fund its exploration and evaluation activities. There can be no assurance that adequate funding will be available for those purposes when required. However, with regard to the Gahcho Kue project, the Company is carried to production with De Beers Canada paying all expenses.

Selected Quarterly Information

                                      2004
--------------------------- ----------------- ---------------- -------------- --------------- ----------------
                            Q1                Q2               Q3             Q4              Total
--------------------------- ----------------- ---------------- -------------- --------------- ----------------
Loss for Period             $287,222          $178,619         $190,129       $1,157,035      $1,813,005
--------------------------- ----------------- ---------------- -------------- --------------- ----------------
Loss per share              $      0.01       $       0.004    $    0.004     $    0.022      $    0.04
--------------------------- ----------------- ---------------- -------------- --------------- ----------------

(for loss per share - you should be consistent with the number of decimal places you present to)

                                      2003
--------------------------- ----------------- ---------------- -------------- --------------- ---------------
                                   Q1               Q2              Q3              Q4            Total
--------------------------- ----------------- ---------------- -------------- --------------- ---------------
Loss for Period             $279,791          $283,434         $595,911       $559,206        $1,718,342
--------------------------- ----------------- ---------------- -------------- --------------- ---------------
Loss per share              $    0.01         $    0.01        $    0.01      $    0.01       $    0.03
--------------------------- ----------------- ---------------- -------------- --------------- ---------------

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties and deferred exploration. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company's estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for going concern, mineral properties and deferred exploration are critical accounting policies that affect the significant judgments and estimates used in the preparation of the Company's financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian generally accepted accounting principles. The recoverability of mineral property acquisition and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves and on the future profitable production, or proceeds from disposition, of the Company's properties. The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the diamonds recovered.

Changes in circumstances in the future, many of which are outside of management's control, will impact on the Company's estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 MOUNTAIN PROVINCE DIAMONDS INC.
                                                 -------------------------------

                                                 (Registrant)


Date     August 25, 2004
         ---------------

                                            By:  "Elizabeth J. Kirkwood"
                                                 -------------------------------
                                                 Elizabeth J. Kirkwood
                                                 Chairman of the Board and CFO